SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco – União de Bancos Brasileiros S.A.

     Individual and Consolidated
Financial Statements for the Six-Month
Periods Ended June 30, 2008 and 2007
and Auditors’ Independent Report

UNIBANCO – União de Bancos Brasileiros S/A and
UNIBANCO – União de Bancos Brasileiros S/A and Subsidiary Companies

Management Report – 1H08

To the Stockholders,

We hereby present the Management Report and Financial Statements of Unibanco – União de Bancos Brasileiros S.A. and Unibanco – União de Bancos Brasileiros S.A. and Subsidiary Companies for the first half of 2008.

1H08 was marked by the American credit crisis, started in 2007, which led to large losses for the economy and for the banks of U.S.A. In Brazil, the banking system was not directly impacted and the credit growth remained strong in the semester, despite the new cycle of interests rate increase.

Unibanco has proven to be prepared to face the changes in the credit market, and it is evident, among other aspects, by the changes in the Retail loan portfolio mix, bringing a significant shift to lower-risk portfolio, and by yield changes in some portfolios. Within this context, it is worth mentioning the outstanding growth in the auto loan, payroll loans (own origination) and SME portfolios.

Unibanco´s net income reached R$1,497 million in 1H08, a 22.8% increase when compared to 1H07 recurring net income. It is important to mention that, in 1H07, the amount of R$203 million represented the result of non recurring events.

The return on average equity (ROAE) reached 25.9% in 1H08, above the 25.1% presented in 1H07 before non recurring events.

In the semester, it is important to highlight the upgrade of the Brazilian debt and Unibanco’s rating to investment grade by the main worldwide rating agencies. According to the agencies, Unibanco’s upgrade reflects not only the sovereign upgrade, but also our revenue diversification, improvement in operating performance, as well as the quality of our loan portfolio.

Good corporate governance and social responsibility are inherent to Unibanco’s activities. In 1H08, we were the first Brazilian company to have its Internal Auditing certified with the IIA (Institute of Internal Auditors) Quality Assessment. This certification assessed Unibanco’s Internal Auditing according to the IIA´s International Standards for the Professional Practice of Internal Auditing.

Also in 1H08, the Bandeirantes Thermoeletric Power Plant project – the result of a partnership between Unibanco, Sotreq and Biogás – was awarded the best clean development mechanism project in Brazil, winning the Brasil Ambiental (Environmental Brazil) Prize, organized by the American Chamber of Commerce of Rio de Janeiro – AMCHAM RJ, in the category of Clean Development Mechanism.

On the following pages, you will find a summary of the main activities and results achieved in the period, with information about how each of our businesses performed along with comments about the major projects and initiatives which, together, have ensured a continued and sustainable rate of growth.

1. Main Financial Figures

Ratios (%)	1H08	1H07	Δ
Recurring ROAE	25.9	25.1	80 b.p.
Recurring ROAA	1.9	2.1	-20 b.p.
Efficiency ratio	43.6	47.8	-420 b.p.
Cost to average assets ratio	3.7	4.7	-100 b.p.
BIS ratio	13.7	14.0	-30 b.p.
Recurring earnings per share (R$)	0.54	0.43	25.6%
Book value per outstanding share (R$)	4.55	3.85	18.2%
Book value per Unit (R$)	9.16	7.74	18.3%

Income Statement (R$ million)	1H08	1H07	Δ
Profit from financial intermediation before provision (a)	6,055	5,030	20.4%
Provision for loan losses (b)	(1,346)	(1,069)	25.9%
Profit from financial intermediation (a+b)	4,709	3,961	18.9%
Fees from services rendered	1,830	1,779	2.9%
Personnel and administrative expenses	(2,954)	(2,802)	5.4%
Operating income	2,492	1,984	25.6%
Recurring net income	1,497	1,219	22.8%
Non recurring events (1)	-	203	-
Net income	1,497	1,422	5.3%

(1) In 2Q07, no n recurring events includes the result fro m the sale o f Serasa's stake, change in participatio n o n o ur subsidiary UP S and additio nal pro visio ns.

Balance Sheet (R$ million)	Jun-08	Jun-07	Δ
Loan Portfolio	68,991	51,644	33.6%
Total Assets	171,972	129,576	32.7%
Total deposits + debentures	67,797	47,510	42.7%
Stockholders' equity	12,697	10,798	17.6%
Assets under management	64,156	47,527	35.0%

2. The Brazilian Economy

The highlight of first half of 2008 was the upgrade to Investment Grade in the Brazilian Sovereign Long Term Debt rating, which was the recognition – by the risk agencies – of the significantly improvement of the country fundamentals during last years. Such upgrade helped the country to surpass another semester of international turbulences, generated by the maintenance of the credit crisis in the U.S.

In the domestic scenario, the inflation increase – IPCA up 3.64% in 1H08 – contributed to the beginning of a new cycle of interest rate increase by the Central Bank. Selic rate rose 175 b.p., and it is likely to be risen 225 b.p. more during next quarters. Although it avoids inflation pressure, this movement may decelerate the economic growth, mainly during next year.

Economic activity figures have showed a lower momentum in the margin, with industrial production verifying a 1.5% accumulated growth in the semester, up to May, below the 4.45% of 1H07.

The debt to GDP ratio reached 40.8% in the end of May, a drop when compared to the 44.3% verified in the end of 1H07. The public sector primary surplus amounted to 4.34% of the GDP in the last 12 months, above the 2008 goal of 3.8% .

The credit market presented a robust growth in the first half of 2008, besides the restrictive measures implemented by the government in the beginning of the year, as the IOF tax over credit operations increase. In June, the most recent data released by the Central Bank, total loan portfolio presented a 33% growth when compared to the same period of last year, representing 37% of the GDP.

Following the sovereign risk improvement, the Real currency appreciated 10.1% against the US-dollar in the semester. The Central Bank, according to the reserve accumulation policy, continued the US-dollar repurchase auctions, increasing the level of the Brazilian international reserves, which ended 1H08 at US$200.8 billion.

The Brazilian economic perspectives for 2008 remain favorable, maintaining the GDP growth, even with a slower pace than in 2007. Furthermore, the sovereign long term debt rating upgrade to investment grade should contribute to a higher foreign investment flow to Brazilian assets, which led to lower funding costs to the Brazilian companies, and also contributes to its market capitalization increase. However, it is worth mentioning that the risks which follow this scenario are not negligible: in the international panorama, the possibility of a slowdown of the commerce and capital flows, due to the deceleration of the American economy, can contribute to lower growth rates in Brazil.

3. Comments on Performance

Unibanco´s net income reached R$1,497 million in 1H08, a 22.8% increase when compared to 1H07 recurring net income. In the same period the operating income posted a 25.6% growth, reaching R$2,492 million in 1H08.

Stockholders’ equity reached R$12,697 million on June 30, 2008, up 17.6% from June 2007. Annualized return on average equity (ROAE) reached 25.9% in 1H08.

The financial margin after provision for loan losses was R$4,709 million in 1H08, up 18.9% from the same period last year. This evolution is mostly explained by a higher credit volume.

Total fees reached R$1,830 million in 1H08. Excluding the revenues from the Redecard and Serasa´s sold participation in 1H07, total fees increased 9.1% in 1H08 vis-à-vis 1H07. In this period, its is worth mentioning the 14.1% evolution in credit cards fees, influenced by the growth in the number of cards issued.

In 1H08, Unibanco’s total personnel and administrative expenses posted a 5.4% increase from 1H07, largely due to the growth in volume of business, increase of 2,045 employees, wage increases and the reduction in Unibanco’s participation in Redecard and Serasa. It is worth mentioning the growth of only 4.9% in other administrative expenses under Unibanco’s direct management in the same period, below the inflation rate of 6.05% (IPCA), due to the efficiency gains and cost controls, despite the expansion of business activities.

As a consequence of operational efficiency management, the efficiency ratio reached 43.6% in 1H08 vis-à-vis 47.8% verified in 1H07, a 420 b.p. improvement. In the same period, the cost to average assets ratio also favorably decreased from 4.7% to 3.7% .

4. Assets and Liabilities

Unibanco’s total assets reached R$171,972 million in June 2008, a 32.7% annual increase. This evolution is explained mainly by the R$17.3 billion increase in total loans, mostly in auto loans, credit cards, Small and Medium Enterprises (SME) and payroll loans (own origination) portfolios. Annualized return on average assets (ROAA) was 1.9% in 1H08.

In June 2008, the securities portfolio was R$30,286 million, of which 38% were classified as trading securities, 53% as securities available for sale and 9% as securities held to maturity. The classification of a portion of the portfolio as held to maturity is based on the financial capability to hold in the portfolio until maturity, interest rates (positive spread) and currency of their liability positions.

In the past 12 months, Unibanco’s total loans increased 33.6%, reaching R$68,991 million in June 2008. The highlights were: auto loans, SME, payroll loans (own origination), credit cards, and mortgage loan portfolios.

The balance of allowance for loan losses at the end of June 2008 was R$3,268 million, representing 4.7% of the total loan portfolio. Of this total, R$985 million are additional allowance for loan losses, based on more conservative percentages than those required by the regulatory authority, and higher than the R$704 million registered in June 2007.

Unibanco’s risk management policy, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality during the last 12 months. In June 2008, the balance of credits rated as AA to C made up 95.3% of the total loan portfolio, up from 94.8% in June 2007, as illustrated in the following graph:

The non performing loans (credits overdue by 60 days or longer that do not accrue interests) improved from 4.5% of the total loan portfolio in June 2007 to 4.0% in June 2008. The total allowance for loan losses reached 118% of the non performing loans in June 2008, compared to 115% in June 2007.

Total funding and assets under management (AUM) stood at R$184,643 million in June 30, 2008, R$64,156 million of which are assets under management. The balance of time and interbank deposits grew 108.5% in the last 12 months. This increase was impacted by the CPMF tax extinguishment, the Central Bank new regulation of reserve requirements and the higher market demand for lower risk investments. The debentures, an alternative funding instrument for time deposits, increased 26.3% in the last 12 months.

Unibanco’s BIS ratio, as of June 30, 2008, reached 13.7%, above the minimum 11% level determined by the Central Bank.

5. Businesses

5.1 Retail

In June 2008, Unibanco’s Retail segment reached approximately 30 million clients throughout the country. Besides the increase in number of partnerships with retailers, the client base growth is mainly explained by the expansion in number of credit card clients and payrolls.

The full-service commercial bank serves individuals and small and medium enterprises (SME); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance. Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its branch network, and partnerships.

In the last 12 months, the main highlights in Retail portfolio were: auto loans, 86.9% up, reaching R$10,764 million on June 30, 2008, SME, 48.9% evolution, reaching R$10,296 million, and the credit card loan portfolio, 35.9% up, reaching R$7,357 million. The total Retail loan portfolio reached R$42,603 million, with 39.2% evolution in the last 12 months.

Unibanco closed the semester with a network of 954 branches and 280 corporate-site branches. Fininvest had 594 fully-owned stores, mini-stores and kiosks, and more than 13 thousand points-of-sale. At the same date, LuizaCred had 402 points-of-sale, while PontoCred had 437.

In the next 2 years, Unibanco intends to expand its network by approximately 400 points-of-sale, including branches, corporate-site branches, and retail partners stores. The first new branches will be in operation in the second half of 2008.

5.2 Wholesale and Investment Banking

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Distinctive products and services such as derivatives and structured finance, besides the asset growth, were the highlights in the semester.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$2,073 million up to May 2008, with a 11.9% market share, maintaining its 3rd place in the BNDES overall ranking. In the same period, Unibanco also disbursed R$356 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$26,388 million in June 2008, up 25.5% in the last 12 months, despite the US dollar depreciation of 17.4% in the period. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 40% of the Wholesale loans. The loan growth was influence by the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

During 1H08, Unibanco announced the new Investment Banking structure, which will report to the Presidency and will handle origination, structuring, distribution, and research. The new structure enlists two new executives: Eleazar de Carvalho Filho, who is the head of the Investment Bank and a member of the Executive Committee, and Eduardo Gentil, both with extensive experience in the Brazilian and international financial sectors.

The highlight was the Equity Research team of Investment Banking, which was recognized as the only Brazilian firm among the Top 10 Research Houses in the 2008 Latin Research Team ranking, from Institutional Investor magazine.

5.3 Wealth Management

Unibanco Asset Management (UAM) was the Brazilian first institution focused on third party’s investment management. It offers an extensive variety of distinctive and high value-added products and services and consistency in asset management, addressed to wealth generation, protection and growth.

UAM ended June 2008 with R$64.2 billion in assets under management, up 35.0% in the last 12 months. Out of the total assets under management, R$15.5 billion were Credit Receivable Investment Funds (FIDCs). UAM’s market share as of June 30, 2008 stood at 5.5%, compared to 4.7% on December 31, 2007 (source: Anbid).

It is worth mentioning the evolution in the Corporate segment, mainly due to the R$12.5 billion increase in FIDC during 1H08. According to Anbid, UAM increased its market share in the Corporate segment to 12.9% in June 2008, from 4.1% in December 2007.

Since July 2001, Standard & Poor’s has rated UAM as AMP-1 (Very Strong). This rating corresponds to third party asset management practices, and is the highest possible rate in the scale that goes from AMP-1 to AMP-5.

The funds managed by UAM have received several awards from the magazines Guia Exame, Valor Invest (Fixed Income and Equity Top Management), GazetaInveste and Investidor Institucional. The most recent award is as The Best Fixed Income Fund, granted to Unibanco Private Social FI Fund –Fixed Income, by GazetaInveste magazine, in March 2008.

Unibanco Private Bank is expanding its commercial team and intensifying its efforts Brazil wide. During 1H08, the funding raised was 70% higher than during the same period in the previous year. The strategy focused on clients counseling and larger offering of high value-added products has contributed to the 26.6% growth of assets under management in June 2008 from June 2007.

Aiming at continue extending the offering of distinctive products and solutions to clients, Unibanco Private Bank launched its new office in Luxembourg with improvements in infrastructure and in customer assistance.

5.4 Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$195 million in 1H08, a 23.4% growth when compared to 1H07. Operating income reached R$97 million in the semester, a 38.6% increase when compared to the same period of last year. Combined revenues from the Insurance and Private Pension Plan businesses were R$3,026 million in the semester. Consolidated technical reserves reached R$10,967 million at the end of June 2008, up 19.0% from June 2007.

The financial result was affected by the several payments of Interest on Capital/Dividends performed by the company during the 1H08, in the total amount of R$131 million.

The loss ratio was 43.8%, a 230 b.p. improvement in 1H08 when compared to 1H07. The combined ratio reached 93.7% in 1H08, a 80 b.p. improvement from 1H07, and significantly better than the industry average.

Unibanco Insurance and Pension Plans companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 6.9% market share (as of May 2008).

Unibanco is the leader in the following segments: D&O (Directors and Officers), engineering risks, aviation risks, transportation risks, and extended warranty products, a key product for the cross selling strategy in the insurance business.

Net income from the private pension business in 1H08 was R$47 million. In the semester, revenues were R$977 million, a 38.8% increase when compared to 1H07, due to sales effort in alternative channels. The technical reserves reached R$8,463 million in June 2008, up 22.2% from June 2007.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 5th in private pension plan revenues, up to May 2008. The company ranked 2nd in sales of corporate pension plans, with R$259 million in sales and a 15.3% market share, according to Fenaprevi, up to May 2008.

Unibanco AIG serves more than 1,500 corporate clients and more than 885 thousand individual clients.

6. Corporate Risk Management

Unibanco adopts leading-edge internationally proven methods of risk management, with an independent and integrated structure. Unibanco’s risk control department developed a proprietary methodology to calculate and allocate economic capital that consolidates risks and contributes to the optimization of the bank’s risk/return ratio.

The management of market risk and liquidity is conducted through daily monitoring of exposure levels vis-à-vis limits established with the help of tools such as VaR, sensitivity analysis and stress testing.

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

7. Corporate Governance

Superior corporate governance has been embedded in Unibanco’s daily business. Unibanco has joined Bovespa’s Level 1 since 2001. The Bank counts on clear and well-defined processes, ensuring impartiality and quickness in decision-making processes.

7.1 Stocks

The graph below traces the stocks’ performance in both domestic and international markets since June 2007.

In 1H08, the GDSs’ average daily trading volume reached R$341.6 million. In Bovespa, the Units’ average daily trading volume was R$98.9 million.

This year, Unibanco celebrates 40 years of listing in Bovespa. Furthermore, Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. It is worth mentioning that Unibanco’s GDS is the only ADR level III among Brazilian banks.

7.2 Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 180%.

The table below features the Units’ weighting in each of these stock indices, according to the latest four-month revision:

Index	We ight (%)
M a y to A ug- 0 8

Ibovespa	2.782
IBrX-50	3.067
IBrX-100	2.756
IGC Corporate Governance Index	2.900

7.3 Market Capitalization

Unibanco market capitalization is R$29.4 billion, estimated on the Unit (UBBR11) closing quotation of R$21.09, as of August 06, 2008.

7.4 Ratings

Standard & Poor’s and Fitch upgraded, in 1H08, the long-term foreign-currency rating of Unibanco to investment grade.

7.5 GDSs Ratio Change

On May 29, 2008, the Board of Directors of Unibanco and Unibanco Holdings approved the amend of Unibanco and Unibanco Holdings program of Global Depositary Shares to change the ratio of Units represented by each GDS. Thus, each GDS that currently represents 10 Units shall represent 2 Units. Considering that the resolution depends on the approval by the Brazilian Securities Exchange Commission in order to be effective, each GDS shall be traded as representing 10 Units until the record date to be announced.

7.6 Share Bonus

On July 16, 2008, it was approved by the Extraordinary Shareholders' Meeting of Unibanco and Unibanco Holdings the increase of their relevant corporate capital with the issuance of share bonus, in the proportion of 10%. The resolution of Unibanco about the bonus shares shall be subject to a favorable opinion of the Brazilian Securities Exchange Commission (CVM) about the possibility of the treasury stocks receive bonus shares and to the approval of the Central Bank of Brazil. The record date for the right to receive the bonus shares shall be released, by means of a company announcement, after the manifestation of both governmental agencies.

7.7 Stock Repurchase Program

On February 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000 Units (UBBR11), with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings.

The authorization is valid for 12 months from February 15, 2008, and the acquisition of the shares is made through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

In 1H08, 4,657,000 Units were repurchased under this and the previous program, at the average acquisition price of R$21.98 per Unit.

7.8 Interest on Capital Stock/Dividends

In 1H08, Unibanco declared a total of R$578 million in interest on capital stock, 22.1% growth when compared to 1H07.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

Unibanco and Unibanco Holdings distribute interest on capital stock to shareholders in a quarterly basis. At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

7.9 IIA Certification

Recently, Unibanco’s Internal Auditing obtained the Quality Assessment Certification from the Institute of Internal Auditors (IIA), entity represented in Brazil by the Brazilian Institute of Internal Auditors (AUDIBRA). This certification assessed Unibanco’s Internal Auditing according to the IIA’s International Standards for the Professional Practice of Internal Auditing.

The Quality Assessment Certification considers the purpose, authority and responsibility, quality assurance and continuous improvement program, internal auditing activities management, internal auditing services nature, and planning, implementation and communication of the internal auditing results. Unibanco was the first Brazilian company to have its Internal Auditing certified with the IIA Quality Assessment.

8. Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services to independent auditing. We inform that, for the period ended on June 30, 2008, Unibanco hired independent auditing services from PricewaterhouseCoopers in the amount of R$4,404 thousand. In the same period, Unibanco hired professional services other than independent auditing from PricewaterhouseCoopers in the amount of R$201 thousand.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

9. Sustainability

9.1 Bandeirantes Thermoelectric Power Plant award

In August 2008, the Bandeirantes Thermoelectric Power Plant project (UTEB) was awarded the best clean development mechanism project in Brazil, winning the Brasil Ambiental (Environmental Brazil) Prize, organized by the American Chamber of Commerce of Rio de Janeiro – AMCHAM RJ, in the category of Clean Development Mechanism. The criteria were: amount of investment, social reach, originality, company’s level of commitment and results.

The Bandeirantes Thermoelectric Power Plant project is the result of a partnership between Unibanco, Sotreq and Biogás. In 2003, Unibanco’s Project Finance department helped developing this pioneering project, a thermoelectric plant that generates electricity using methane gas extracted from the Bandeirantes sanitary landfill. An amount of US$16 million was invested in UTEB, with 20 MW of power capable of generating enough electricity to meet the needs of a city of 400,000 inhabitants.

9.2 IFC Credit Line

In April 2008, Unibanco and IFC (International Finance Corporation – the financial member of World Bank Group) signed an agreement to establish a line of credit to help develop Unibanco’s clients’ sustainability-oriented business activities, such as financing of cleaner production, renewable energy, and sustainable construction. This US$75 million-equivalent credit line is the fourth IFC project with Unibanco and the first that focuses on sustainability. The project is the first sustainability-related transaction with a domestic-owned bank in Brazil.

Brazilian companies are becoming increasingly aware of the need to grow in an environmental and socially sustainable manner. The deal that was signed with IFC will enable Unibanco to meet its clients’ growing demands for funding of sustainability-related expenditures.

9.3 Global Compact Participation

In May 2008, Unibanco joined the Global Compact, a framework designed by the United Nations to promote sustainable development and citizenship through corporate leaderships’ commitment to align their operations and strategies with ten universally accepted principles in human rights, labor, the environment and anti-corruption areas. Therefore, the best practices that were already incorporated in Unibanco’s businesses are now a public commitment.

9.4 Unibanco’s Sustainability Website

Unibanco’s initiatives towards sustainable development, products aimed at reaching individual and corporate clients, policies and procedures aligned to sustainability, among other important issues, are now available at the new Unibanco’s Sustainability website that can be accessed at www.unibanco.com.br.

The website, launched at the end of June 2008, is part of Unibanco’s strategy to reinforce its commitment to sustainability, stimulating transparency and communicating in a democratic manner all its activities related to the theme, trying to establish a broader engagement with all its stakeholders and opening another communication channel with them. The website will also be available in English by the end of 2008.

10. Acknowledgements and Final Comments

A modern and developed economy needs a strong financial sector to grow. Given Unibanco’s continuous and increasing presence in the financing and credit markets to individuals and corporations, we believe to have fulfilled our social role.

In second semester, we will continue our projects of targeting more efficiency and improving the quality of processes in assisting our clients, to whom we thank for their confidence and loyalty. We also thank our shareholders, for their support and confidence in our administration, and our employees, clients and suppliers, who contribute enormously to our substantial growth.

São Paulo, August 2008

The Board of Directors
The Board of Officers

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders Unibanco - União de Bancos Brasileiros S.A.

1
We have audited the accompanying balance sheets of Unibanco - União de Bancos Brasileiros S.A. (Unibanco) and the consolidated balance sheets of Unibanco - União de Bancos Brasileiros S.A. (Unibanco Consolidated), as of June 30, 2008 and 2007 and the related statements of income, of changes in stockholders’ equity, of changes in financial position, of cash flows and of added value for the six-month periods then ended, as well as the consolidated statements of income , of changes in financial position, of cash flows and of added value for the six-month periods then ended. These financial statements are the responsibility of Unibanco’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of Unibanco and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management of Unibanco as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Unibanco and Unibanco Consolidated as at June 30, 2008 and 2007 and the results of operations, changes in stockholders’ equity, changes in financial position, cash flows and added value for the six-month periods then ended, as well as the consolidated results of operations, changes in financial position, cash flows and added value for the six-month periods then ended, in conformity with accounting practices adopted in Brazil prior to the enactment of Law 11.638/07.

Unibanco - União de Bancos Brasileiros S.A.

4
As mentioned in Note 25(c), Law 11,638 was enacted on December 28, 2007 and became effective on January 1, 2008. This Law altered, revoked and introduced new provisions to Law 6,404/76 (Corporation Law) generating changes in the accounting practices adopted in Brazil. Although this law is already effective, the main changes it introduced depend on regulation by the regulators in order to be fully applied by companies. Accordingly, in this transition phase, the Brazilian Central Bank (BACEN), through its Communication No. 16,669 of March 20, 2008, waived the application of the provisions of Law 11,638/07 for the preparation of interim financial statements for 2008.

The financial statements referred to in paragraph 1 were prepared according to specific instructions of the Brazilian Central Bank (BACEN) and do not consider all the modifications in the accounting practices introduced by the Law 11,638/07.

São Paulo, August 6, 2008

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5

Paulo Sergio Miron Contador CRC 1SP173647/O-5

Comitê de Auditoria

Summary of Audit Committee’s Report

1. The Audit Committee’s chief objective is to independently evaluate and monitor compliance with legal norms and regulations, as well as with the Conglomerate’s rules, policies and internal codes, transparency of the Financial Statements, Internal Control quality and internal and external audits (Internal Bylaws available on website: http://ri.unibanco.com.br/ing/gov/reg/index.asp).

2. For Brazilian and North American law purposes, Guy Almeida Andrade, Committee’s member, was designated by the Board of Directors as Committee’s financial expert.

3. According to effective legislation and regulation, the Management is responsible for the preparation, presentation and integrity of the Conglomerate’s financial statements, as well as for maintaining internal controls and procedures developed to guarantee the conformity with accounting practices adopted in Brazil and the requirements of the Brazilian Central Bank and Securities Commission (CVM) and, when applicable, external regulating authorities.

4. The PricewaterhouseCoopers Auditores Independentes, in charge of examination to the Conglomerate’s financial statements, the multiple service bank and its subsidiary companies is responsible for planning and carrying out a full audit, including auditing of the Conglomerate’s consolidated financial statements as well as for other procedures, such as limited reviews of quarterly financial statements.

5. The KPMG - Auditores Independentes is responsible of examination and carrying out a full audit of the financial statements of investment funds managed by conglomerate.

6. The Conglomerate’s Audit Committee also played the function of Audit Committee of Unibanco AIG Seguradora S.A., as required to Resolution of the Superintendency of Private Insurance (SUSEP) nº 118 dated December 20, 2004.

7. The Audit Committee, in addition to the diligence and requirements made in the exercise of its mission, carried through 11 formal meetings, between Common and Extraordinary Meetings during the first half of 2008. Such meetings were realized, also, in private sessions, with the independent and internal auditors and management.

8. In 2008, among the many activities carried out by the Committee, the following stand out:

a) Follow-up of the auditing process carried out by the Internal Auditors, through the accomplishment of periodic meetings, of the evaluation of its biannual Reports of activities for the second half of 2007, and the approval of its work program for the first half of 2008.

b) Discussion and evaluating the independence policies of the Independent Auditors and monitoring compliance with them, so as to ensure that they are adequate with respect to the main requirements of regulators authorities;

c) Understanding and evaluating the Independent Auditors’ work plan for the fiscal year ended in 2008, the levels of materiality and the areas of risk identified by them, as well as their satisfaction in obtaining evidence about the Conglomerate’s main operations;

d) Understanding of audit findings and audit recommendations contained in the Independent Auditors management letter on Internal Control, and monitoring the actions taken by Conglomerate’s Management related to those recommendations;

e) Monitoring the internal control system, risk management and fraud identification as an ongoing Committee activity, based on the periodic manifestation of the internal and the independent auditors, in meetings held with auditors and the works developed by the regarding internal committees, and has had positively evaluated the effectiveness of internal control system for the entire conglomerate.

f) Monitoring works developed within the Conglomerate, destined to evaluate its internal control mechanism, in view of the certification required by section 404 of the Sarbanes-Oxley Act, having taken knowledge of: (i) Report of Independent Auditor, issued an unqualified opinion of the Financial Statements prepared in accordance with generally accepted accounting principles in United States of America (“US GAAP”) to the year ended on December 31, 2007 and (ii) the internal controls object of the aforesaid certification;

g) Monitoring works developed by the Ombudsman in order to new responsibilities that are attributable to the Committee by Brazilian Central Bank (BACEN) as required to Resolution n° 3.477 dated July 26, 2007.

h) Monitoring the process of preparing the Conglomerate’s financial statements, related the year ended on December 31, 2007 and the six month period ended on June 30, 2008, based on discussions with management, Independent and Internal Auditors.

9. The Audit Committee met with the Independent Auditors – PricewaterhouseCoopers and was informed of their opinion issued in connection with the six month period ended on June 30, 2008 and found the information and clarifications submitted to be satisfactory.

10. Based on the aforementioned reviews and discussions, the Audit Committee recommends to the Board of Directors that the audited Conglomerate’s financial statements related to the six month period ended on June 30, 2008, be approved.

São Paulo August 6, 2008.

Israel Vainboim	Gabriel Jorge Ferreira
President	Member of the Audit Committee

Eduardo Augusto de Almeida Guimarães	Guy Almeida Andrade
Member of the Audit Committee	Member of the Audit Committee

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT JUNE 30,
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED

ASSETS	2008	2007	2008	2007

CURRENT ASSETS	107,188,688	82,807,864	126,139,383	95,725,823

CASH AND DUE FROM BANKS	1,380,451	1,451,457	3,192,526	1,837,149

SHORT-TERM INTERBANK INVESTMENTS (Nota 4)	41,881,677	33,832,149	39,499,836	27,019,804
Securities purchased under resale agreements	33,994,057	22,299,835	34,073,777	22,407,210
Interbank deposits	7,818,009	11,439,683	5,356,448	4,519,963
Foreign currency investments	69,611	92,631	69,611	92,631

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	18,892,219	12,107,313	22,102,561	18,480,042
Own portfolio	7,630,970	6,338,304	12,583,107	12,474,101
Subject to repurchase commitments	1,868,225	3,526,266	1,872,439	3,531,592
Pledged with Brazilian Central Bank	4,074,047	1,011,754	4,075,683	1,040,019
Pledged under guarantees rendered	544,917	344,882	572,755	536,371
Derivative financial instruments (Note 5(f))	4,774,060	886,107	2,998,577	897,959

INTERBANK ACCOUNTS	7,839,987	5,546,772	8,100,090	5,728,778
Payments and receipts pending settlement	1,218,535	594,211	1,258,239	615,040
Compulsory deposits:
- Brazilian Central Bank	6,555,744	4,923,848	6,745,176	5,077,027
- National Housing System - SFH	1,482	1,272	1,482	1,272
Correspondent banks	64,226	27,441	95,193	35,439

INTERDEPARTMENTAL ACCOUNTS	54,970	76,543	59,736	76,736
Third-party funds in transit	183	212	183	212
Internal transfers of funds	54,787	76,331	59,553	76,524

LENDING OPERATIONS	24,839,567	19,700,489	32,005,068	25,501,833
Lending operations: (Note 6(a))
- Public sector	194,128	203,993	194,128	203,993
- Private sector	25,539,316	20,386,092	34,180,343	27,206,738
Allowance for losses on lending (Note 6(d))	(893,877)	(889,596)	(2,369,403)	(1,908,898)

LEASING OPERATIONS	379,464	48,078	3,335,557	1,405,716
Leasing operations: (Note 6(a))
- Private sector	382,970	48,384	3,451,625	1,450,491
Allowance for losses on leasing (Note 6(d))	(3,506)	(306)	(116,068)	(44,775)

OTHER CREDITS	11,432,670	9,647,173	17,172,979	14,861,637
Foreign exchange portfolio (Note 7(a))	7,979,293	6,799,271	7,979,293	6,799,271
Income receivable	926,951	511,438	525,622	307,502
Negotiation and intermediation of securities	558,103	4,508	813,843	901,092
Deferred tax (Note 20(a))	837,990	711,978	1,416,517	1,189,956
Receivables from credit card operations	-	-	3,370,072	2,621,368
Insurance premium	-	-	1,357,317	1,478,279
Prepaid taxes	374,609	332,859	672,841	628,056
Sundry (Note 8)	768,114	1,329,846	1,108,868	1,061,420
Allowance for losses on other credits (Note 6(d))	(12,390)	(42,727)	(71,394)	(125,307)

OTHER ASSETS	487,683	397,890	671,030	814,128
Other assets	143,496	165,148	271,398	265,998
Allowance for losses on other assets	(29,897)	(28,802)	(67,834)	(62,679)
Prepaid expenses (Note 9)	374,084	261,544	467,466	610,809

	UNIBANCO		UNIBANCO CONSOLIDATED

ASSETS	2008	2007	2008	2007

LONG-TERM ASSETS	53,205,256	39,138,509	43,232,649	31,425,142

INTERBANK INVESTMENTS (Note 4)	973,964	1,215,520	931,219	1,104,913
Interbank deposits	973,964	1,215,520	931,219	1,104,913

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	30,365,002	20,340,323	12,364,475	7,641,017
Own portfolio	7,287,233	2,444,889	6,494,846	3,391,867
Subject to repurchase commitments	16,537,864	15,832,402	1,527,493	2,568,084
Pledged with Brazilian Central Bank	1,840,715	-	1,840,715
Pledged under guarantees rendered	3,852,883	1,580,840	1,318,622	1,190,133
Derivative financial instruments (Note 5(f))	846,307	482,192	1,182,799	490,933

INTERBANK ACCOUNTS	57,549	54,527	57,549	54,527
Compulsory deposits:
- National Housing System - SFH	57,549	54,527	57,549	54,527

LENDING OPERATIONS	18,316,469	13,772,165	18,797,145	14,404,713
Lending operations: (Note 6(a))
- Public sector	609,013	740,341	609,013	740,341
- Private sector	18,200,779	13,540,023	18,720,284	14,212,729
Allowance for losses on lending (Note 6(d))	(493,323)	(508,199)	(532,152)	(548,357)

LEASING OPERATIONS	397,365	60,627	4,906,650	1,857,518
Leasing operations: (Note 6(a))
- Private sector	401,036	61,014	5,082,025	1,916,775
Allowance for losses on leasing (Note 6(d))	(3,671)	(387)	(175,375)	(59,257)

OTHER CREDITS	2,330,669	3,233,899	5,191,409	5,703,790
Receivables on guarantees honored	667	37,772	667	37,772
Foreign exchange portfolio (Note 7(a))	2,506	539,282	2,506	539,282
Income receivable	30,234	30,131	106,283	52,398
Deferred tax (Note 20(a))	1,191,715	1,235,339	2,521,333	2,234,649
Prepaid taxes	1,853	20,062	220,472	164,346
Sundry (Note 8)	1,104,525	1,378,331	2,344,179	2,691,052
Allowance for losses on other credits (Note 6(d))	(831)	(7,018)	(4,031)	(15,709)

OTHER ASSETS	764,238	461,448	984,202	658,664
Prepaid expenses (Note 9)	764,238	461,448	984,202	658,664

PERMANENT ASSETS	19,501,318	12,580,478	2,600,045	2,425,451

INVESTMENTS	18,488,127	11,715,250	926,912	885,121
Investments in associated companies (Note 11(a))	18,400,669	11,587,585	97,500	256,185
-Local	14,807,205	8,382,407	97,500	256,185
-Foreign	3,593,464	3,205,178	-
Goodwill on acquisitions of subsidiary companies (Nota 11(b))	63,143	84,719	168,155	456,284
Other investments	52,914	71,545	720,572	243,003
Allowance for losses	(28,599)	(28,599)	(59,315)	(70,351)

FIXED ASSETS	426,569	355,248	890,257	830,521
Land and buildings in use	191,692	183,661	616,328	605,627
Other fixed assets	1,075,648	943,099	1,694,998	1,564,400
Accumulated depreciation	(840,771)	(771,512)	(1,421,069)	(1,339,506)

DEFERRED CHARGES	586,622	509,980	782,876	709,809
Organization and expansion costs	1,160,373	971,768	1,575,781	1,355,598
Accumulated amortization	(573,751)	(461,788)	(792,905)	(645,789)

T O T A L	179,895,262	134,526,851	171,972,077	129,576,416

	UNIBANCO		UNIBANCO CONSOLIDATED

LIABILITIES	2008	2007	2008	2007

CURRENT LIABILITIES	96,646,178	69,092,808	99,221,916	77,712,804

DEPOSITS	30,104,948	21,461,548	28,361,120	21,573,548
Demand deposits	3,174,954	4,484,726	3,553,492	4,625,641
Savings deposits	7,963,568	7,588,623	8,516,589	8,044,191
Interbank deposits	3,825,838	1,444,530	1,532,962	879,515
Time deposits	15,046,601	7,862,782	14,664,090	7,943,314
Other deposits	93,987	80,887	93,987	80,887

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	35,231,048	26,951,596	22,726,256	20,576,405
Own portfolio	9,488,142	12,214,795	9,484,424	11,469,821
Third parties portfolio	23,673,398	14,736,801	13,241,832	9,106,584
Unrestricted portfolio	2,069,508	-	-	-

RESOURCES FROM SECURITIES ISSUED (Note 12)	4,556,903	3,199,846	4,600,611	1,840,947
Real estate notes, mortgage notes, credits and similar	2,990,999	1,142,501	3,138,311	1,166,506
Debentures	196,373	15,334	198,089	21,569
Securities abroad	1,369,531	2,042,011	1,264,211	652,872

INTERBANK ACCOUNTS	1,444,478	668,926	1,480,284	681,777
Receipts and payments pending settlement	1,315,014	585,196	1,381,578	616,046
Correspondent banks	129,464	83,730	98,706	65,731

INTERDEPARTMENTAL ACCOUNTS	420,372	437,701	420,996	440,443
Third-party funds in transit	420,369	432,755	420,373	432,780
Internal transfers of funds	3	4,946	623	7,663

BORROWINGS (Note 13)	4,845,485	3,266,499	5,106,905	3,522,955
Borrowings in Brazil - governmental agencies	67	115	67	115
Borrowings in Brazil - other institutions	-	-	102,410	140,708
Foreign borrowings	4,845,418	3,266,384	5,004,428	3,382,132

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	2,887,815	1,987,943	3,150,115	2,369,127
BNDES (National Economic Development Bank)	1,525,974	1,139,684	1,525,974	1,139,684
FINAME (National Industrial Financing Authority)	1,304,646	814,896	1,566,946	1,196,080
Other	57,195	33,363	57,195	33,363

FOREIGN ONLENDINGS (Note 13)	1,238	6,970	1,238	6,970
Foreign onlendings	1,238	6,970	1,238	6,970

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	6,775,147	2,570,359	4,740,773	2,588,597
Derivative financial instruments	6,775,147	2,570,359	4,740,773	2,588,597

OTHER LIABILITIES	10,378,744	8,541,420	28,633,618	24,112,035
Collection of taxes and social contributions	1,269,835	1,076,872	1,323,025	1,128,912
Foreign exchange portfolio (Note 7(a))	6,540,918	5,493,863	6,540,918	5,493,863
Social and statutory	786,423	652,602	914,627	709,304
Taxes and social security	409,067	368,825	1,201,951	845,677
Negotiation and intermediation of securities	142,597	137,558	886,164	1,376,156
Technical provisions for insurance, retirement and capitalization plans (Note 15(a))	-	-	11,136,635	9,220,142
Subordinated debt (Note 15(b))	13,210	16,183	13,159	16,136
Payable to merchants - credit card	-	-	4,008,370	3,318,900
Sundry (Note 15(c))	1,216,694	795,517	2,608,769	2,002,945

	UNIBANCO		UNIBANCO CONSOLIDATED

LIABILITIES	2008	2007	2008	2007

LONG-TERM LIABILITIES	70,511,210	54,621,077	57,454,209	39,148,758

DEPOSITS	37,169,563	26,608,390	21,780,962	12,675,228
Interbank deposits	13,185,107	13,239,802	28,161	-
Time deposits	23,984,456	13,368,588	21,752,801	12,675,228

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	9,783,694	7,309,062	9,397,183	6,745,225
Own portfolio	9,783,694	7,309,062	9,397,183	6,745,225

RESOURCES FROM SECURITIES ISSUED (Note 12)	3,430,261	5,489,078	3,087,525	1,935,337
Real estate notes, mortgage notes, credits and similar	218	91,765	218	91,765
Debentures	3,124,542	1,249,386	2,808,729	1,232,631
Securities abroad	305,501	4,147,927	278,578	610,941

BORROWINGS (Note 13)	1,693,008	1,107,692	1,691,188	1,097,403
Borrowings in Brazil - governmental agencies	174	300	174	300
Borrowings in Brazil - other agencies	-	-	-	3,084
Foreign borrowings	1,692,834	1,107,392	1,691,014	1,094,019

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	6,106,672	4,466,015	6,470,895	4,831,949
BNDES (National Economic Development Bank)	2,997,600	2,432,860	2,997,600	2,432,860
FINAME (National Industrial Financing Authority)	2,916,837	1,858,373	3,281,060	2,224,307
Other	192,235	174,782	192,235	174,782

FOREIGN ONLENDINGS (Note 13)	34,794	15,518	34,794	15,518
Foreign onlendings	34,794	15,518	34,794	15,518

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	895,934	756,247	897,607	756,580
Derivative financial instruments	895,934	756,247	897,607	756,580

OTHER LIABILITIES	11,397,284	8,869,075	14,094,055	11,091,518
Foreign exchange portfolio (Note 7(a))	2,481	539,599	2,481	539,599
Allowance for tax contingencies (Note 14)	1,925,886	1,509,093	3,143,715	2,430,389
Taxes and social security	35,680	42,631	398,465	218,109
Negotiation and intermediation of securities	171,095	-	171,095	-
Technical provisions for insurance, retirement and capitalization plans (Note 15(a))	-	-	614,455	613,444
Subordinated debt (Note 15(b))	6,755,761	4,133,002	6,740,136	4,118,725
Sundry (Note 15(c))	2,506,381	2,644,750	3,023,708	3,171,252

DEFERRED INCOME	41,228	15,074	70,541	32,329
Deferred income	41,228	15,074	70,541	32,329

MINORITY INTEREST (Note 11(a)(4))	-	-	2,528,765	1,884,633

STOCKHOLDERS' EQUITY (Note 17)	12,696,646	10,797,892	12,696,646	10,797,892
Capital:	8,000,000	8,000,000	8,000,000	8,000,000
- Local residents	5,612,704	5,598,844	5,612,704	5,598,844
- Foreign residents	2,387,296	2,401,156	2,387,296	2,401,156
Capital reserves	161,378	160,745	161,378	160,745
Revaluation reserve on subsidiaries	3,007	5,313	3,007	5,313
Revenue reserves	4,738,692	2,722,845	4,738,692	2,722,845
Unrealized gains and losses - marketable securities
and derivative financial instruments	(51,596)	(62,665)	(51,596)	(62,665)
Treasury stock	(154,835)	(28,346)	(154,835)	(28,346)

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	15,225,411	12,682,525

T O T A L	179,895,262	134,526,851	171,972,077	129,576,416

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
Amounts expressed in thousands of Reais, otherwise indicated

	UNIBANCO		UNIBANCO CONSOLIDATED

	2008	2007	2008	2007

REVENUE FROM FINANCIAL INTERMEDIATION	8,315,371	6,306,909	10,090,202	8,052,717
Lending operations	3,166,521	2,877,051	5,447,280	4,879,110
Leasing operations	60,341	6,859	574,897	228,305
Marketable securities	3,860,720	3,272,801	2,530,654	2,262,861
Financial results from insurance, pension plans and annuity products	-	-	561,927	595,474
Derivative financial instruments	961,243	(58,078)	707,728	(122,907)
Compulsory deposits	266,546	208,276	267,716	209,874

EXPENSES ON FINANCIAL INTERMEDIATION	(5,693,546)	(4,278,706)	(5,381,127)	(4,092,121)
Deposits and securities sold	(4,922,562)	(3,617,375)	(3,205,966)	(2,404,171)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	-	-	(433,488)	(414,636)
Borrowings and onlendings	(204,409)	(340,223)	(241,760)	(367,228)
Foreign exchange transactions (Note 7(b))	(156,648)	159,283	(154,361)	162,956
Provision for credit losses (Note 6(f))	(409,927)	(480,391)	(1,345,552)	(1,069,042)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,621,825	2,028,203	4,709,075	3,960,596

OTHER OPERATING INCOME (EXPENSES)	(792,828)	(499,867)	(2,217,337)	(1,977,070)
Total of services fees (Note 18)	965,156	1,034,155	1,830,389	1,778,623
.Banking fees	492,171	630,113	1,357,404	1,374,581
.Services fees	472,985	404,042	472,985	404,042
Insurance, annuity products and retirement plans premiums	-	-	2,966,082	2,726,069
Changes in technical provision for insurance,
annuity products and retirement plans	-	-	(1,354,252)	(1,370,644)
Insurance claims	-	-	(678,731)	(591,514)
Private retirement plans benefit expenses	-	-	(12,795)	(11,365)
Selling, other insurance and private retirement plans expenses	-	-	(527,996)	(402,396)
Credit card selling expenses	-	-	(174,689)	(126,246)
Salaries, benefits, training and social security	(977,536)	(856,132)	(1,227,433)	(1,102,240)
Other administrative expenses	(867,851)	(859,104)	(1,726,649)	(1,699,363)
Financial transaction and other taxes	(281,653)	(307,375)	(625,663)	(605,122)
Equity in the results of associated companies (Note 11(a))	757,368	948,682	10,051	21,329
Other operating income (Note 19(a))	99,265	3,410	189,766	95,303
Other operating expenses (Note 19(b))	(487,577)	(463,503)	(885,417)	(689,504)

OPERATING INCOME BEFORE	1,828,997	1,528,336	2,491,738	1,983,526

NON-OPERATING INCOME (EXPENSES)	3,533	(10,074)	25,906	(6,212)

INCOME BEFORE TAXES AND PROFIT SHARING	1,832,530	1,518,262	2,517,644	1,977,314

INCOME TAX AND SOCIAL CONTRIBUTION (Note 20(b))	(99,555)	(101,878)	(540,106)	(431,579)
Provision for income tax	(163,012)	(271,704)	(777,062)	(557,049)
Provision for social contribution	(110,927)	(78,145)	(279,266)	(188,363)
Deferred tax asset change	174,384	247,971	516,222	313,833

PROFIT SHARING	(235,498)	(198,224)	(291,045)	(243,245)
Management	(18,337)	(17,666)	(18,482)	(17,819)
Employees	(217,161)	(180,558)	(272,563)	(225,426)

INCOME BEFORE NON-RECURRING EVENTS AND
MINORITY INTEREST	1,497,477	1,218,160	1,686,493	1,302,490

PROFIT FROM NON-RECURRING EVENTS (NOTE 26)	-	203,400	-	203,400

MINORITY INTEREST	-	-	(189,016)	(84,330)

NET INCOME FOR THE PERIOD	1,497,477	1,421,560	1,497,477	1,421,560

Number of outstanding shares (Note 17(a))	2,792,878,814	2,803,666,748
Net income shares: R$	0.54	0.51
Net equity share: R$	4.55	3.85

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Amounts expressed in thousands of Reais, otherwise indicated

				Revenue reserves		Unrealized gains and losses- marketable securities, derivative financial instruments and others

	Capital	Capital reserve	Revaluation reserve on subsidiaries	Legal	Statutory reserves		Treasury stock	Retained earnings	Total
At January 1, 2007	8,000,000	160,292	5,381	570,534	1,345,497	(117,649)	(43,198)	-	9,920,857
Prior year adjustments (Note 17(f))	-	-	-	-	-	-	-	(24,388)	(24,388)
Transfer of reserves	-	-	-	-	(24,388)	-	-	24,388	-
Purchase of treasury stocks, net (Note 17(e))	-	-	-	-	(34,257)	-	14,852	-	(19,405)
Revaluation reserve of subsidiary companies	-	-	(68)	-	-	-	-	-	(68)
Restatement of exchange membership certificates	-	453	-	-	-	-	-	-	453
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	54,984	-	-	54,984
Net income for the period	-	-	-	-	-	-	-	1,421,560	1,421,560
Constitution of reserves	-	-	-	71,078	794,381	-	-	(865,459)	-
Interest on own capital proposed (Note 17(b))	-	-	-	-	-	-	-	(556,101)	(556,101)
At June 30, 2007	8,000,000	160,745	5,313	641,612	2,081,233	(62,665)	(28,346)	-	10,797,892

At January 1, 2008	8,000,000	160,910	4,884	742,925	3,131,064	(65,786)	(136,693)	-	11,837,304
Restatement of exchange membership certificates	-	468	-	-	-	-	-	-	468
Purchase of treasury stocks, net (Note 17(e))	-	-	-	-	(46,996)	-	(18,142)	-	(65,138)
Revaluation reserve of subsidiary companies	-	-	(1,877)	-	-	-	-	-	(1,877)
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	633	-	-	633
Exchange rate variations on investments (Note 25(c))	-	-	-	-	-	13,557	-	-	13,557
Net income for the period	-	-	-	-	-	-	-	1,497,477	1,497,477
Constitution of reserves	-	-	-	74,874	836,825	-	-	(911,699)	-
Interest on own capital proposed (Note 17(b))	-	-	-	-	-	-	-	(585,778)	(585,778)
At June 30, 2008	8,000,000	161,378	3,007	817,799	3,920,893	(51,596)	(154,835)	-	12,696,646

DIVIDENDS AND INTEREST ON OWN CAPITAL PER 1,000 SHARES OF CAPITAL (Note 17(b))

	2008	2007

On common shares: R$	0.1981	0.1615
On preferred shares: R$	0.2180	0.1777

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED

	2008	2007	2008	2007

FINANCIAL RESOURCES PROVIDED BY:	23,141,489	32,460,188	23,390,774	28,819,343
NET INCOME FOR THE SIX-MONTH PERIOD	1,497,477	1,421,560	1,497,477	1,421,560
ADJUSTMENTS TO NET INCOME	(341,127)	(553,370)	252,076	250,536
Depreciation and amortization	125,471	111,374	185,648	181,836
Amortization of goodwill on acquired subsidiaries	10,788	10,788	76,238	91,729
Exchange losses (gains) on foreign investments	281,593	274,645	-	-
Provision (reversal) for losses on other investments	-	(2,136)	528	(5,269)
Equity in the results of subsidiary and associated companies	(757,368)	(948,682)	(10,051)	(21,329)
Reversal of provision for other assets losses	(1,611)	641	(287)	3,569
CHANGE IN DEFERRED INCOME	13,247	-	13,653	530
CHANGE IN MINORITY INTEREST	-	-	595,113	995,843
THIRD PARTY FUNDS:
INCREASE IN LIABILITIES	21,520,199	30,951,830	20,907,022	26,025,736
Deposits	199,607	1,001,047	4,499,538	-
Securities sold under repurchase agreements	11,720,690	14,188,040	5,043,265	10,491,718
Resources from securities issued	30,679	3,437,499	3,087,533	1,127,594
Interbank and interdepartmental accounts	1,072,439	413,205	1,137,111	466,327
Derivative financial instruments	3,729,876	2,608,316	1,717,389	2,614,913
Borrowings and onlendings	148,216	2,172,883	118,564	2,079,547
Other liabilities	4,618,692	7,130,840	5,303,622	9,245,637
DECREASE IN ASSETS	174,423	-	-	-
Leasing operations	174,423	-	-	-
SALE OF ASSETS AND INVESTMENTS	19,712	148,669	99,737	121,587
Foreclosed assets	19,305	30,622	65,023	53,456
Investments	10	113,765	32,763	24,486
Fixed assets	397	4,282	1,951	43,645
DIVIDENDS AND INTEREST ON OWN CAPITAL
RECEIVED/PROPOSED FROM SUBSIDIARY
AND ASSOCIATED COMPANIES	257,558	491,499	25,696	3,551
FINANCIAL RESOURCES USED FOR:	24,272,275	32,210,451	24,628,673	28,331,354
DIVIDENDS AND INTEREST ON OWN CAPITAL
PROPOSED/DISTRIBUTED	585,778	556,101	585,778	556,101
ACQUISITION NET OF OWN STOCK	65,138	19,405	65,138	19,405
CHANGE IN DEFERRED INCOME	-	317	-	-

INVESTMENTS IN:	4,053,139	1,927,862	513,870	220,366
Foreclosed assets	15,379	32,892	74,286	72,608
Amortization of goodwill on acquisition of subsidiary companies	-	412	1,491	412
Investments	3,955,366	1,845,044	317,472	65,425
Fixed assets	82,394	49,514	120,621	81,921
DEFERRED CHARGES	130,553	96,022	151,044	98,651
INCREASE IN ASSETS	19,437,667	29,610,744	23,312,843	25,336,232
Interbank investments	345,131	9,179,473	2,758,803	7,862,975
Marketable securities and derivative financial instruments	10,163,398	10,200,191	8,479,184	5,985,407
Interbank and interdepartmental accounts	1,247,873	505,365	1,329,853	520,413
Lending operations	4,848,802	4,288,266	5,227,414	4,030,173
Leasing operations	-	21,397	1,917,985	1,347,390
Other credits	2,600,096	5,300,827	3,576,357	5,491,589
Other assets	232,367	115,225	23,247	98,285
DECREASE IN LIABILITIES	-	-	-	2,100,599
Deposits	-	-	-	2,100,599
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(1,130,786)	249,737	(1,237,899)	487,989
CHANGES IN FINANCIAL POSITION
Cash and due from banks
At the beginning of the six-month period	2,511,237	1,201,720	4,430,425	1,349,160
At the end of the six-month period	1,380,451	1,451,457	3,192,526	1,837,149
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(1,130,786)	249,737	(1,237,899)	487,989

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CASH FLOW FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
Amounts expressed in thousands of Reais

	UNIBANCO		UNIBANCO CONSOLIDATED

	2008	2007	2008	2007
Operating activities
Net income for the period	1,497,477	1,421,560	1,497,477	1,421,560
Net Changes in credit losses	(48,899)	(172,642)	274,748	35,864
Technical provision for insurances, capitalization
and private pensions	-	-	1,354,252	907,492
Deferred taxes	(174,384)	(247,971)	(519,056)	(313,833)
Provision (reversal) of foreclosed assets	(1,611)	641	(287)	3,569
Loss on sale of foreclosed assets and fixed assets	3,951	4,963	6,644	5,591
Amortization of goodwill on subsidiaries acquired	10,788	10,788	76,238	91,729
Equity in results of subsidiary and associated companies	(757,368)	(948,682)	(10,051)	(21,329)
Exchange loss (gain) on foreign investments	281,593	274,645	-	-
Gain on sale of investment	(16,092)	-	(61,861)	-
Provision (reversal) for losses on other investments	-	(2,136)	528	(5,269)
Depreciation and amortization	125,471	111,374	185,648	181,836
Minority interests	-	-	189,016	84,330
Changes in assets and liabilities
Decrease (increase) in interbank investments	(345,131)	(9,179,473)	(2,758,803)	(7,862,975)
Decrease (increase) in marketable securities and derivative financial instruments	(10,141,762)	(10,260,601)	(8,459,489)	(5,983,101)
Decrease (increase) in Central Bank compulsory deposits	(37,001)	93,575	(62,035)	99,641
Net change in interbank and interdepartmental accounts	(138,433)	(185,736)	(130,707)	(153,727)
Decrease (increase) in lending operations	(4,844,668)	(4,116,404)	(5,476,748)	(3,995,761)
Decrease (increase) in leasing operations	173,565	(21,620)	(2,063,274)	(1,432,574)
Net change in foreign exchange portfolio	61,898	(450,146)	61,898	(450,146)
Decrease (increase) in other credits and other assets	835,115	(995,644)	425,461	(1,182,566)
Increase (decrease) in other liabilities	5,026,697	5,900,389	2,347,418	7,167,441
Increase (decrease) in deferred income	13,247	(317)	13,653	530
Net cash provide by (used in) operating activities	(8,475,547)	(18,763,437)	(13,109,330)	(11,401,698)

Investing activities
Dividends and interest on capital received from subsidiary
and associated companies	257,558	491,499	25,696	3,551
Proceeds from sale of foreclosed assets companies	14,931	25,352	57,977	48,299
Purchase/capital decrease in subsidiary
and associated companies	(3,957,304)	(1,770,058)	(13,500)	(13,260)
Goodwill on acquisition of subsidiary companies	-	(412)	(1,491)	(412)
Proceeds/capital decrease in subsidiary
and associated companies	16,102	111,182	76,538	-
Purchase of other investments	(3)	(14,338)	(305,848)	(52,618)
Proceeds from sale of other investments	-	4,651	19,963	24,939
Purchase of fixed assets	(82,394)	(49,514)	(120,621)	(81,921)
Proceeds from sale of fixed assets	820	4,589	2,352	43,211
Investment in deferred charges	(130,553)	(96,022)	(151,044)	(98,651)
Minority interests	-	-	406,097	911,513
Net cash provided by (used in) investing activities	(3,880,843)	(1,293,071)	(3,881)	784,651

Financing activities
Increase (decrease) in deposits	199,607	1,001,047	4,499,538	(2,100,599)
Increase (decrease) in securities sold under
repurchase agreements	11,720,690	14,188,040	5,043,265	10,491,718
Increase (decrease) in resources from securities issued	30,679	3,437,499	3,087,533	1,127,594
Increase (decrease) in borrowings and onlendings	148,216	2,172,883	118,564	2,079,547
Net change in treasury stock	(65,138)	(19,405)	(65,138)	(19,405)
Dividends paid	(808,450)	(473,819)	(808,450)	(473,819)
Net cash provided by (used in) financing activities	11,225,604	20,306,245	11,875,312	11,105,036

Increase (decrease) in cash and due from banks	(1,130,786)	249,737	(1,237,899)	487,989

Cash and due from banks at the beginning of the period	2,511,237	1,201,720	4,430,425	1,349,160
Cash and due from banks at the end of the period	1,380,451	1,451,457	3,192,526	1,837,149
Increase (decrease) in cash and due from banks	(1,130,786)	249,737	(1,237,899)	487,989

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. E
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. E EMPRESAS CONTROLADAS

Value Added Statement for the six month period ended June 30,
Amounts expressed in thousands of Reais

	Unibanco				Unibanco Consolidated

		2008		2007		2008		2007

Value Added Breakdown
Gross profit from financial intermediation	2,621,825	84.8%	2,028,203	70.3%	4,709,075	112.6%	3,960,596	104.1
Services rendered	965,156	31.2%	1,034,155	35.8%	1,830,389	43.8%	1,778,623	46.8
Other income and other expenses	(495,262)	-16.0%	(177,189)	-6.1%	(2,357,740)	-56.4%	(1,935,473)	-50.9

Total Value Added	3,091,719	100.0%	2,885,169	100.0%	4,181,724	100.0%	3,803,746	100.0

Human Resources	1,042,827	33.7%	898,936	31.2%	1,323,203	31.6%	1,163,357	30.6
Salaries	824,924	26.7%	714,286	24.8%	1,043,893	25.0%	917,788	24.1
Charges	72,041	2.3%	55,514	1.9%	98,006	2.3%	81,578	2.1
Benefits	145,862	4.7%	129,136	4.5%	181,304	4.3%	163,991	4.3

Government	551,415	17.8%	564,673	19.6%	1,361,044	32.5%	1,218,829	32.0
Financial transaction and other taxes	281,653	9.1%	307,375	10.7%	625,663	15.0%	605,122	15.9
Income tax and social contribution	99,555	3.2%	101,878	3.5%	540,106	12.9%	431,579	11.3
INSS on salaries	170,207	5.5%	155,420	5.4%	195,275	4.7%	182,128	4.8

Dividends and Interest on Own capital	585,778	18.9%	556,101	19.3%	585,778	14.0%	556,101	14.6

Profit Reinvestment	911,699	29.5%	865,459	30.0%	911,699	21.8%	865,459	22.8

Total	3,091,719	100.0%	2,885,169	100.0%	4,181,724	100.0%	3,803,746	100.0

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1.  Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2.  Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branch (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis. The financial statements of June 30, 2008 include the statements of cash flows and value added, and their comparison with the six-month period ended June 30, 2007.

The financial statements of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our financial statements, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

The statement of income for the semester ended June 30, 2007 has been reclassified for the purpose of better comparability in respect of: (i) the foreign subsidiary companies’ exchange variations in the amount of R$361,506 from “Other Operational Expenses” to ”Derivative Financial instruments” and (ii) according to Susep Circular no. 356/07 and Circular Letter Susep/Decon/GAB nº 003/08 the amount of R$463,152 from “Private Retirement Plans Benefit Expenses”, “Insurance Premium and Redemption” to “Changes in Technical Provision for Insurance, Annuity Products and Retirement Plans”.

In addition, we present, in the balance sheet, the resources of Agribusiness credit bills with balances of July, 2008 in the group of “Resources from Securities Issued” according to Brazilian Central Bank Circular Letter nº 3,328, as well as the respective amount in June 2007.

3.  Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances, have already considered determined aspects of Law nº 11,638 at December 29, 2007, mentioned in Note 25 (c).

(a) Determination of net income

Net income is determined on the accrual basis and considers:

• income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

• the effects of the provisions to adjust the assets to market or realizable values;

• the adjustments to the technical reserves for insurance, annuity products and retirement plans;

• the insurance premiums, as well as their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

• the commissions related to the policy issuance are deferred and appropriated to earnings on a straight- line basis over a period of 12 months;

• the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

• the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

• the provision for social contribution calculated at the rate of 15% (9% until April 2008, according to Law nº 11,727 at June 2008) on the adjusted income before income tax; and

• tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

• Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

• Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.

• Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

• Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

- Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies whose investments due to common shares which has significant influence, are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders’ equity of the associated companies), as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted by an allowance for losses, when applicable.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years, see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems -20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts are presented at cost and include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

Liabilities are presented according to their maturity in current or long-term liabilities. Time deposits are presented according to their contractual maturity date although it is market practice to offer immediate liquidity for these instruments.

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM nº 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are recorded in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is recorded to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is recorded based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds to the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

		Unibanco	Unibanco Consolidated

	2008	2007	2008	2007
Securities purchased under resale agreements	33,994,057	22,299,835	34,073,777	22,407,210
Own position	7,715,290	6,210,018	7,795,010	6,317,393
- Financial treasury bills	592,978	231,775	592,978	231,775
- Treasury bills	6,031,272	4,166,442	6,031,272	4,181,962
- Treasury notes	1,061,433	1,778,356	1,061,433	1,788,011
- Other	29,607	33,445	109,327	115,645
Financial Position	26,278,767	14,736,801	26,278,767	14,736,801
- Financial treasury bills	8,262,654	495,951	8,262,654	495,951
- Treasury bills	10,891,192	10,719,727	10,891,192	10,719,727
- Treasury notes	6,463,992	1,594,404	6,463,992	1,594,404
- Other	660,929	1,926,719	660,929	1,926,719
Settlement and clearing chamber	-	1,353,016	-	1,353,016
Interbank deposits	8,791,973	12,655,203	6,287,667	5,624,876
Foreign currency investments	69,611	92,631	69,611	92,631
Total	42,855,641	35,047,669	40,431,055	28,124,717
Current	41,881,677	33,832,149	39,499,836	27,019,804
Long-term	973,964	1,215,520	931,219	1,104,913

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

	Unibanco		Unibanco Consolidated

	2008	2007	2008	2007
Assets
Trading assets	7,138,023	4,391,974	11,613,091	10,382,200
Available for sale	35,633,889	25,236,629	16,047,241	11,646,217
Held to maturity	864,942	1,450,734	2,625,328	2,703,750
Subtotal	43,636,854	31,079,337	30,285,660	24,732,167
Derivative financial instruments	5,620,367	1,368,299	4,181,376	1,388,892
Total	49,257,221	32,447,636	34,467,036	26,121,059
Current	18,892,219	12,107,313	22,102,561	18,480,042
Long-term	30,365,002	20,340,323	12,364,475	7,641,017

Liabilities
Derivative financial instruments	7,671,081	3,326,606	5,638,380	3,345,177
Total	7,671,081	3,326,606	5,638,380	3,345,177
Current	6,775,147	2,570,359	4,740,773	2,588,597
Long-term	895,934	756,247	897,607	756,580

(b) Trading assets

	Unibanco

	2008		2007

	Amortized	Fair	Amortized	Fair
Issuer/Type of investment	cost	value	cost	value
Federal government	3,876,472	3,843,485	3,895,749	3,904,239
Treasury bills	1,184,679	1,182,790	3,080,516	3,081,552
Financial treasury bills	10,604	10,592	198,228	198,187
Treasury notes	2,681,189	2,650,103	617,005	624,500
Foreign government	2,366,234	2,331,389	10,052	9,809
Bank debt securities	76,164	75,082	105,128	105,128
Cor porate debt securities	67,477	71,402	55,348	61,909
Debentures	61,566	65,541	55,348	61,909
Eurobonds	5,911	5,861	-	-
Mutual funds	171,340	171,340	142,594	142,594
Marketable equity securities	670,367	645,325	158,551	168,295
Total	7,228,054	7,138,023	4,367,422	4,391,974

	Unibanco Consolidated

	2008		2007

	Amortized	Fair	Amortized	Fair
Issuer/Type of investment	cost	value	cost	value
Federal government	5,777,111	5,717,539	7,203,379	7,249,167
Treasury bills	1,667,788	1,662,712	4,649,903	4,658,877
Financial treasury bills	431,818	430,995	555,388	555,416
Treasury notes	3,677,505	3,623,832	1,992,915	2,029,826
Other	-	-	5,173	5,048
Foreign government	2,862,769	2,825,946	325,057	324,813
Brazilian sovereign bonds	110,616	110,340	137,815	137,755
Bank debt securities	1,037,035	1,035,446	1,032,889	1,031,957
Eurobonds	101,977	100,654	158,055	157,123
C ertificate of de posit	935,058	934,792	874,834	874,834
Cor porate debt securities	203,858	207,064	370,663	376,462
Debentures	128,253	132,363	300,930	307,404
Eurobonds	75,605	74,701	69,733	69,058
Mutual funds	498 ,170	498,170	799,509	799,509
Marketable equity securities	1,234,977	1,218,586	406,839	462,537
Total	11 ,724,536	11,613,091	10,276,151	10,382,200

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c)  Securities available for sale

(i) By type:

	Unibanco

	2008			2007

Issuer/Type of investment	Amortized cost	Fair value adjustments	Fair value	Amortized cost	Fair value adjustments	Fair value
Federal government	8,209,983	(145,096)	8,064,887	4,472,312	(2,845)	4,469,467
Financial treasury bills	369,752	162	369,914	288,522	(21)	288,501
Treasury bills	6,829,431	(99,247)	6,730,184	3,892,840	4,643	3,897,483
Treasury notes	965,304	(39,375)	925,929	247,899	600	248,499
Treasury Bonds	2,938	(816)	2,122	3,362	(615)	2,747
Other	42,558	(5,820)	36,738	39,689	(7,452)	32,237
Foreign government	1,060,375	(11,295)	1,049,080	2,448,244	14,749	2,462,993
Brazilian sovereign bonds	1,204,149	(31,828)	1,172,321	1,610,393	14,441	1,624,834
Bank debt securities	22,411,608	(13,122)	22,398,486	14,565,862	2,983	14,568,845
Debentures, eurobonds and other	22,411,608	(13,122)	22,398,486	14,565,862	2,983	14,568,845
Corporate debt securities	2,806,418	38,062	2,844,480	1,858,210	61,620	1,919,830
Debentures, eurobonds and other	2,806,418	38,062	2,844,480	1,858,210	61,620	1,919,830
Mutual funds	10,136	-	10,136	9,834	-	9,834
Marketable equity securities	225,071	(130,572)	94,499	226,026	(45,200)	180,826
Total	35,927,740	(293,851)	35,633,889	25,190,881	45,748	25,236,629

	Unibanco Consolidated

	2008			2007

Issuer/Type of investment	Amortized cost	Fair value adjustments	Fair value	Amortized cost	Fair value adjustments	Fair value
Federal government	9,946,320	(211,463)	9,734,857	4,814,069	(3,588)	4,810,481
Financial treasury bills	699,211	337	699,548	578,767	(45)	578,722
Treasury bills	6,900,456	(100,059)	6,800,397	3,892,840	4,643	3,897,483
Treasury notes	2,301,157	(105,105)	2,196,052	299,350	(102)	299,248
Treasury Bonds	2,938	(816)	2,122	3,362	(615)	2,747
Other	42,558	(5,820)	36,738	39,750	(7,469)	32,281
Foreign government	1,060,376	(11,296)	1,049,080	2,449,160	14,749	2,463,909
Brazilian sovereign bonds	1,204,149	(31,828)	1,172,321	1,610,393	14,441	1,624,834
Bank debt securities	826,708	(13,595)	813,113	341,357	2,951	344,308
Debentures, eurobonds and other	826,708	(13,595)	813,113	341,357	2,951	344,308
Corporate debt securities	2,923,911	42,665	2,966,576	2,049,996	64,820	2,114,816
Debentures, eurobonds and other	2,923,911	42,665	2,966,576	2,049,996	64,820	2,114,816
Mutual funds	33,907	-	33,907	12,861	-	12,861
Marketable equity securities	427,508	(150,121)	277,387	319,002	(43,994)	275,008
Total	16,422,879	(375,638)	16,047,241	11,596,838	49,379	11,646,217

(ii) By maturity:

	Unibanco

	2008		2007

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	2,196,983	2,199,742	836,144	838,585
Between 3 months and 1 year	4,683,563	4,651,382	5,351,812	5,377,377
Between 1 and 3 years	4,589,947	4,503,847	1,545,323	1,557,732
Between 3 and 5 years	745,276	738,935	837,448	874,488
Between 5 and 15 years	22,264,423	22,254,832	15,015,482	15,012,086
More than 15 years	1,212,341	1,180,516	1,368,812	1,385,701
No stated maturity (1)	235,207	104,635	235,860	190,660
Total	35,927,740	35,633,889	25,190,881	25,236,629

	Unibanco Consolidated

	2008		2007

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	2,262,726	2,265,546	987,670	990,093
Between 3 months and 1 year	4,922,178	4,889,376	5,473,641	5,499,311
Between 1 and 3 years	4,796,772	4,711,674	1,716,987	1,729,517
Between 3 and 5 years	898,503	887,302	884,582	924,574
Between 5 and 15 years	1,425,667	1,366,788	833,283	829,152
More than 15 years	1,655,618	1,615,261	1,368,812	1,385,701
No stated maturity (1)	461,415	311,294	331,863	287,869
Total	16,422,879	16,047,241	11,596,838	11,646,217
____________________
(1)  Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco		Unibanco Consolidated

	2008	2007	2008	2007

Issuer/Type of investment	Amortized cost

Federal government	299	1,098	1,734,694	1,219,347
Treasury notes	93	836	1,734,488	1,219,085
Other	206	262	206	262
Brazilian sovereign bonds	864,643	1,375,228	886,130	1,402,041
Bank debt securities	-	28,648	-	28,648
Eurobonds	-	28,648	-	28,648
Corporate debt securities	-	45,760	4,504	53,714
Debentures	-	-	4,504	7,954
Eurobonds	-	45,760	-	45,760
Total	864,942	1,450,734	2,625,328	2,703,750
Fair value	987,505	1,578,090	2,925,275	3,137,807

(ii)By maturity:

	Unibanco		Unibanco Consolidated

	2008	2007	2008	2007

Maturity	Amortized cost

Less than 3 months	17,971	223,902	17,971	223,902
Between 3 months and 1 year	6,406	198,708	6,706	198,708
Between 1 and 3 years	236,497	190,099	262,371	217,190
Between 3 and 5 years	426,232	618,014	426,232	625,968
Between 5 and 15 years	177,723	219,874	1,204,527	829,553
More than 15 years	113	137	707,521	608,429
Total	864,942	1,450,734	2,625,328	2,703,750

(iii) Financial ability

Unibanco and its subsidiaries classified investments at held to maturity for which there is intention and financial ability to hold them to maturity. Maturities are the parameters used to define financial ability, interest rate (existence of positive spread) and liabilities transactions’ currencies.

(e) Fair value determination

The fair value of Marketable Securities is calculated by fair value, when applicable, is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the semester, as informed by Stock Exchanges trade associations and external entities.

(f)  Derivative financial instruments

(i)  The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, whose notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco

	Notional value		Amortized cost	Fair value adjustment	Fair value

	2008	2007	2008	2008	2008	2007
Futures contracts	145,202,469	86,447,879	-	-	-	-
Purchase	86,853,047	39,518,111	-	-	-	-
Currencies	1,725,772	3,051,407	-	-	-	-
Interbank interest rate	85,062,952	36,414,683	-	-	-	-
Other	64,323	52,021	-	-	-	-
Sale	58,349,422	46,929,768	-	-	-	-
Currencies	6,205,163	5,278,261	-	-	-	-
Interbank interest rate	52,044,464	41,579,457	-	-	-	-
Other	99,795	72,050	-	-	-	-
Swap contracts	25,801,363	17,332,952	(1,003,844)	188,862	(814,982)	(1,014,334)
Assets	14,872,788	8,842,788	1,093,734	396,330	1,490,064	713,554
Currencies	1,970,119	1,395,560	62,640	6,948	69,588	47,629
Fixed interest rate	1,573,203	739,817	96,697	98,077	194,774	62,614
Interbank interest rate	7,927,658	4,880,409	763,483	167,107	930,590	498,427
Other	3,401,808	1,827,002	170,914	124,198	295,112	104,884
Liabilities	10,928,575	8,490,164	(2,097,578)	(207,468)	(2,305,046)	(1,727,888)
Currencies	2,476,023	2,808,867	(250,306)	(60,753)	(311,059)	(172,968)
Fixed interest rate	1,631,019	1,408,056	(40,775)	(81,363)	(122,138)	(854,777)
Interbank interest rate	1,759,267	2,863,386	(106,170)	(66,732)	(172,902)	(313,927)
Other	5,062,266	1,409,855	(1,700,327)	1,380	(1,698,947)	(386,216)
Third curve swap contracts	3,791,224	2,170,473	(436,231)	(50,017)	(486,248)	(93,118)
Assets	2,341,391	1,864,386	85,973	(6,870)	79,103	50,954
Currencies	1,236,686	1,261,412	53,462	(6,324)	47,138	31,682
Fixed interest rate	395,828	271,276	(2)	1,369	1,367	10,155
Interbank interest rate	644,976	331,698	31,912	(2,062)	29,850	9,117
Other	63,901	-	601	147	748	-
Liabilities	1,449,833	306,087	(522,204)	(43,147)	(565,351)	(144,072)
Currencies	641,662	97,870	(27,074)	(50,257)	(77,331)	(3,110)
Fixed interest rate	600,247	181,247	(494,127)	7,569	(486,558)	(140,743)
Interbank interest rate	120,666	26,970	(624)	(84)	(708)	(219)
Other	87,258	-	(379)	(375)	(754)	-
Forward contracts	8,259,672	4,410,292	(409,294)	260,911	(148,383)	(247,329)
Assets	4,064,259	1,085,921	2,726,309	66,394	2,792,703	113,811
Currencies	612,046	175,870	36	8,398	8,434	867
Fixed interest rate	3,319,130	887,502	2,235,212	(9,142)	2,226,070	77,762
Stocks	-	-	360,247	(219)	360,028	12,634
Other	133,083	22,549	130,814	67,357	198,171	22,548
Liabilities	4,195,413	3,324,371	(3,135,603)	194,517	(2,941,086)	(361,140)
Currencies	3,408,795	3,282,732	(402,907)	55,464	(347,443)	(325,421)
Fixed interest rate	59,279	28,869	(2,156,889)	127,048	(2,029,841)	(254)
Stocks	360,247	-	(360,247)	15,539	(344,708)	(22,675)
Other	367,092	12,770	(215,560)	(3,534)	(219,094)	(12,790)
Option contracts	450,367,968	212,368,434	(127,672)	(232,180)	(359,852)	(601,214)
Purchased options	245,795,705	110,546,893	1,007,719	192,017	1,199,736	407,719
Purchase of Purchased options	156,698,195	87,941,250	832,951	78,139	911,090	196,988
Currencies	65,348,296	12,178,095	395,111	(282,525)	112,586	77,861
Interbank interest rate	91,305,039	74,857,438	415,227	365,766	780,993	61,985
Stocks	16,396	9,880	21,252	(4,856)	16,396	9,880
Other	28,464	895,837	1,361	(246)	1,115	47,262
Purchase of sold option	89,097,510	22,605,643	174,768	113,878	288,646	210,731
Currencies	29,169,720	3,747,572	129,866	137,198	267,064	28,990
Interbank interest rate	59,784,780	18,693,965	31,718	(22,618)	9,100	165,328
Stocks	4,021	1,983	4,626	(605)	4,021	1,983
Other	138,989	162,123	8,558	(97)	8,461	14,430
Sale position	204,572,263	101,821,541	(1,135,391)	(424,197)	(1,559,588)	(1,008,933)
Sale of Purchased options	111,144,498	55,387,603	(793,322)	(239,162)	(1,032,484)	(663,307)
Currencies	41,175,792	8,151,663	(452,238)	342,337	(109,901)	(81,375)
Interbank interest rate	68,243,750	44,804,650	(314,204)	(290,989)	(605,193)	(34,940)
Stocks	1,642,228	1,985,592	(23,133)	(291,947)	(315,080)	(475,196)
Other	82,728	445,698	(3,747)	1,437	(2,310)	(71,796)
Sale of sold option	93,427,765	46,433,938	(342,069)	(185,035)	(527,104)	(345,626)
Currencies	31,697,851	6,378,256	(241,373)	(252,068)	(493,441)	(73,087)
Interbank interest rate	61,487,659	39,824,425	(79,130)	72,542	(6,588)	(245,882)
Stocks	6,435	5,208	(6,484)	49	(6,435)	(5,209)
Other	235,820	226,049	(15,082)	(5,558)	(20,640)	(21,448)
Other derivative financial
instruments(*)	8,588,409	7,183,476	(81,368)	(159,881)	(241,249)	(2,312)
Assets position	3,351,252	4,190,549	115,525	(56,764)	58,761	82,261
Liabilities position	5,237,157	2,992,927	(196,893)	(103,117)	(300,010)	(84,573)

		Assets	5,029,260	591,107	5,620,367	1,368,299
		Liabilities	(7,087,669)	(583,412)	(7,671,081)	(3,326,606)
		Net effect		7,695
____________________
(*) Include, basically, contracts of Forwards-Non Deliverable Forward(NDFs)and Future T-Bill.

	Unibanco Consolidated

	Notional value		Amortized cost	Fair value adjustment	Fair value

	2008	2007	2008	2008	2008	2007
Futures contracts	144,439,607	89,324,824	-	-	-	-
Purchase	87,100,394	39,801,268	-	-	-	-
Currencies	1,725,853	3,051,407	-	-	-	-
Interbank interest rate	85,310,218	36,697,840	-	-	-	-
Other	64,323	52,021	-	-	-	-
Sale	57,339,213	49,523,556	-	-	-	-
Currencies	6,156,856	5,278,937	-	-	-	-
Interbank interest rate	51,082,562	44,172,569	-	-	-	-
Other	99,795	72,050	-	-	-	-
Swap contracts	25,766,663	17,518,719	(982,669)	180,555	(802,114)	(1,008,533)
Assets	14,901,804	8,825,935	1,109,080	386,068	1,495,148	719,708
Currencies	1,970,119	1,395,560	62,640	6,948	69,588	47,630
Fixed interest rate	1,576,787	682,422	96,697	87,815	184,512	58,825
Interbank interest rate	7,953,090	4,918,681	778,829	167,107	945,936	508,158
Other	3,401,808	1,829,272	170,914	124,198	295,112	105,095
Liabilities	10,864,859	8,692,784	(2,091,749)	(205,513)	(2,297,262)	(1,728,241)
Currencies	2,476,023	2,808,867	(250,306)	(60,753)	(311,059)	(172,968)
Fixed interest rate	3,555,575	1,600,676	(1,330,366)	(78,022)	(1,408,388)	(855,111)
Interbank interest rate	1,536,362	2,873,386	(96,714)	(66,732)	(163,446)	(313,946)
Other	3,296,899	1,409,855	(414,363)	(6)	(414,369)	(386,216)
Third curve swap contracts	3,791,224	2,170,473	(436,231)	(50,017)	(486,248)	(93,118)
Assets	2,341,391	1,864,386	85,973	(6,870)	79,103	50,954
Currencies	1,236,686	1,261,412	53,462	(6,324)	47,138	31,682
Fixed interest rate	395,828	271,276	(2)	1,369	1,367	10,155
Interbank interest rate	644,976	331,698	31,912	(2,062)	29,850	9,117
Other	63,901	-	601	147	748	-
Liabilities	1,449,833	306,087	(522,204)	(43,147)	(565,351)	(144,072)
Currencies	641,662	97,870	(27,074)	(50,257)	(77,331)	(3,110)
Fixed interest rate	600,247	181,247	(494,127)	7,569	(486,558)	(140,743)
Interbank interest rate	120,666	26,970	(624)	(84)	(708)	(219)
Other	87,258	-	(379)	(375)	(754)	-
Forward contracts	6,101,606	4,182,808	(81,121)	135,568	54,447	(256,516)
Assets	1,906,193	835,280	903,798	68,697	972,495	128,238
Currencies	612,046	175,870	36	8,398	8,434	867
Fixed interest rate	1,091,244	636,861	335,948	(5,979)	329,969	69,010
Stocks	69,820	-	429,976	(1,079)	428,897	35,813
Other	133,083	22,549	137,838	67,357	205,195	22,548
Liabilities	4,195,413	3,347,528	(984,919)	66,871	(918,048)	(384,754)
Currencies	3,408,795	3,282,732	(402,907)	55,464	(347,443)	(325,421)
Fixed interest rate	59,279	28,869	404	(598)	(194)	(254)
Stocks	360,247	35,927	(360,247)	15,539	(344,708)	(36,361)
Other	367,092	-	(222,169)	(3,534)	(225,703)	(22,718)
Option contracts	451,170,528	212,368,444	(55,189)	71,470	16,281	(601,202)
Purchased options	248,220,492	110,546,903	1,080,202	495,667	1,575,869	407,731
Purchase of purchased options	158,392,905	87,941,260	905,434	381,789	1,287,223	197,000
Currencies	65,348,296	12,178,095	395,111	(282,525)	112,586	77,863
Interbank interest rate	91,305,039	74,857,438	415,227	365,766	780,993	61,985
Stocks	1,711,106	9,880	93,735	298,794	392,529	9,880
Other	28,464	895,847	1,361	(246)	1,115	47,272
Purchase of sold option	89,827,587	22,605,643	174,768	113,878	288,646	210,731
Currencies	29,169,720	3,747,572	129,866	137,198	267,064	28,990
Interbank interest rate	60,514,857	18,693,965	31,718	(22,618)	9,100	165,328
Stocks	4,021	1,983	4,626	(605)	4,021	1,983
Other	138,989	162,123	8,558	(97)	8,461	14,430
Sale position	202,950,036	101,821,541	(1,135,391)	(424,197)	(1,559,588)	(1,008,933)
Sale of purchased options	109,522,271	55,387,603	(793,322)	(239,162)	(1,032,484)	(663,307)
Currencies	41,175,792	8,151,663	(452,238)	47,258	(404,980)	(81,375)
Interbank interest rate	68,243,750	44,804,650	(314,204)	(290,989)	(605,193)	(34,940)
Stocks	20,001	1,985,592	(23,133)	3,132	(20,001)	(475,196)
Other	82,728	445,698	(3,747)	1,437	(2,310)	(71,796)
Sale of sold option	93,427,765	46,433,938	(342,069)	(185,035)	(527,104)	(345,626)
Currencies	31,697,851	6,378,256	(241,373)	(252,068)	(493,441)	(73,087)
Interbank interest rate	61,487,659	39,824,425	(79,130)	72,542	(6,588)	(245,882)
Stocks	6,435	5,208	(6,484)	49	(6,435)	(5,209)
Other	235,820	226,049	(15,082)	(5,558)	(20,640)	(21,448)
Other derivative financial
instruments(*)	9,488,161	5,197,236	(86,473)	(152,897)	(239,370)	3,084
Assets position	3,351,252	4,190,549	115,525	(56,764)	58,761	82,261
Liabilities position	6,136,909	1,006,687	(201,998)	(96,133)	(298,131)	(79,177)

		Assets	3,294,578	886,798	4,181,376	1,388,892
		Liabilities	(4,936,261)	(702,119)	(5,638,380)	(3,345,177)
		Net effect		184,679
____________________
(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

	Unibanco

	2008

		Between	Between
	Less than	3 months	1 and 3	More than
Notional value	3 months	and 1 year	years	3 years	Total
Future contracts	71,008,564	56,579,024	14,743,531	2,871,350	145,202,469
Swap contracts	5,118,696	10,614,375	4,175,932	5,892,360	25,801,363
Third curve swap contracts	1,535,860	1,504,255	443,446	307,663	3,791,224
Forward contracts	2,622,958	4,607,836	884,685	144,193	8,259,672
Option contracts
Purchased position	95,402,794	142,587,457	7,805,454	-	245,795,705
Sale position	84,959,976	110,624,960	8,987,327	-	204,572,263
Other derivative financial
instruments	5,763,893	2,112,248	597,318	114,950	8,588,409

	Unibanco Consolidated

	2008

		Between	Between
	Less than	3 months	1 and 3	More than
Notional value	3 months	and 1 year	years	3 years	Total
Future contracts	70,621,192	56,589,044	14,223,602	3,005,769	144,439,607
Swap contracts	4,895,790	10,617,032	4,198,707	6,055,134	25,766,663
Third curve swap contracts	1,535,860	1,504,255	443,446	307,663	3,791,224
Forward contracts	2,980,638	2,092,090	884,685	144,193	6,101,606
Option contracts
Purchased position	95,402,794	143,390,017	7,805,454	1,622,227	248,220,492
Sale position	84,959,976	110,624,960	7,365,100	-	202,950,036
Other derivative financial
instruments	6,663,645	2,112,248	597,318	114,950	9,488,161

 (iii) Nominal value by trade location:

	Unibanco

	2008

Notional value	BM&F	CETIP	Over the counter (1)	Bovespa	Total
Future contracts	145,202,469	-	-	-	145,202,469
Swap contracts	5,731,287	11,010,706	9,059,370	-	25,801,363
Third curve swap contracts	-	3,367,613	423,611	-	3,791,224
Forward contracts	-	7,899,425	-	360,247	8,259,672
Option contracts
Purchased position	241,854,437	1,535,508	2,379,890	25,870	245,795,705
Sale position	192,813,099	388,409	11,332,911	37,844	204,572,263
Other derivative financial instruments	-	-	8,579,437	8,972	8,588,409

	Unibanco Consolidated

	2008

Notional value	BM&F	CETIP	Over the counter (1)	Bovespa	Total
Future contracts	144,439,607	-	-	-	144,439,607
Swap contracts	5,537,397	11,010,706	9,218,560	-	25,766,663
Third curve swap contracts	-	3,367,613	423,611	-	3,791,224
Forward contracts	-	5,382,570	-	719,036	6,101,606
Option contracts
Purchased position	242,584,514	1,535,508	4,074,600	25,870	248,220,492
Sale position	192,813,099	388,409	9,710,684	37,844	202,950,036
Other derivative financial instruments	-	-	9,479,189	8,972	9,488,161
____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

On June 30, 2008 the amounts pledged to guarantee BM&F transactions were R$185,198 in Unibanco and R$233,144 in Unibanco Consolidated and are comprised by federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco

	2008

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	185,217	584,329	275,361	445,157	1,490,064
Third curve swap contracts	30,773	37,874	10,075	381	79,103
Forward contracts	570,494	2,218,209	3,135	865	2,792,703
Option contracts	377,005	718,952	103,779	-	1,199,736
Other derivative financial
instruments	31,001	20,206	7,534	20	58,761
Total	1,194,490	3,579,570	399,884	446,423	5,620,367

Liabilities
Swap contracts	165,885	1,772,453	203,348	163,360	2,305,046
Third curve swap contracts	275,915	225,609	3,453	60,374	565,351
Forward contracts	651,239	2,217,730	64,934	7,183	2,941,086
Option contracts	435,704	745,620	378,264	-	1,559,588
Other derivative financial
instruments	167,342	117,650	12,132	2,886	300,010
Total	1,696,085	5,079,062	662,131	233,803	7,671,081

	Unibanco Consolidated

	2008

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	185,217	585,942	289,094	434,895	1,495,148
Third curve swap contracts	30,773	37,874	10,075	381	79,103
Forward contracts	932,341	36,154	3,135	865	972,495
Option contracts	377,005	762,064	103,779	333,021	1,575,869
Other derivative financial
instruments	31,001	20,206	7,534	20	58,761
Total	1,556,337	1,442,240	413,617	769,182	4,181,376

Liabilities
Swap contracts	156,428	1,772,453	203,348	165,033	2,297,262
Third curve swap contracts	275,915	225,609	3,453	60,374	565,351
Forward contracts	657,848	188,083	64,934	7,183	918,048
Option contracts	435,704	745,620	378,264	-	1,559,588
Other derivative financial
instruments	165,463	117,650	12,132	2,886	298,131
Total	1,691,358	3,049,415	662,131	235,476	5,638,380

(v)  Hedge Account

(a) On June 30, 2008, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$25,834,241 (2007 – R$24,196,981) in Unibanco and in Unibanco Consolidated, swap contracts in the amount of R$1,677,661 (2007 – R$848,630) and forward contracts in the amount of R$83,421 (2007 – R$288,798) associated with future liabilities transaction with variations of interbank interest rate (CDI). These contracts presented on June 30, 2008, a gain net of applicable taxes in the amount of R$137,071 (2007 – loss net of applicable tax of R$99,157) in Unibanco and in Unibanco Consolidated, recorded in “Unrealized gains or losses – marketable securities and derivatives”.

The hedges as of June 30, 2008, were undertaken in accordance with the standards established by the Brazilian Central Bank and were not identified ineffective hedge to be accounted during the semester.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$2,148,904 in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value, in accordance with Circular nº.3,150/02 of the Brazilian Central Bank.

6.  Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated

	2008	2007	2008	2007
By type
Discounted loans and notes	26,330,809	20,508,780	27,870,032	21,475,906
Financing	14,354,329	11,292,182	15,843,046	13,197,780
Agricultural	1,823,484	1,488,314	1,823,484	1,488,314
Real estate loans	2,034,614	1,581,173	2,041,897	1,585,682
C redit card	-	-	6,125,309	4,616,119
Total lending operations	44,543,236	34,870,449	53,703,768	42,363,801

Leasing operations	784,006	109,398	8,533,650	3,367,266
Advances on exchange contracts (1)	1,679,306	1,625,148	1,679,306	1,625,148
Total leasing operations and
advances on exchange contracts	2,463,312	1,734,546	10,212,956	4,992,414

Guarantees honored	667	37,772	667	37,772
Other receivables (2)	652,656	536,333	5,073,304	4,250,194
Total other credits	653,323	574,105	5,073,971	4,287,966

Total risk	47,659,871	37,179,100	68,990,695	51,644,181

By maturity
Past-due for more than 15 days (Note 6 (d))	723,128	746,068	2,501,733	2,115,106
Falling due:
Less than 3 months (3)	13,895,489	11,076,197	23,316,296	18,385,798
Between 3 months and 1 year	13,753,094	10,800,840	18,670,224	14,031,524
Between 1 and 3 years	11,362,530	9,400,124	15,375,994	11,483,171
More than 3 years	7,925,630	5,155,871	9,126,448	5,628,582

Total risk	47,659,871	37,179,100	68,990,695	51,644,181
____________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco

	2008		2007

	Value	% of total distribution	Value	% of total distribution
Manufacturing
Electricity, gas and water	3,478,689	7.3	3,204,566	8.6
Food, beverages and tobacco	2,633,503	5.5	2,051,047	5.5
Paper, pulp and wood products	1,220,006	2.6	1,552,337	4.2
Basic metal industries	1,742,155	3.7	1,238,106	3.3
C hemical and pharmaceutical	2,112,630	4.4	932,884	2.5
Extractive	1,395,501	2.9	891,671	2.4
Production of machines and equipment	1,080,171	2.3	924,938	2.5
Automotive industry	744,927	1.6	693,735	1.9
Petroleum	939,269	2.0	583,732	1.6
Textiles, clothing and leather goods	1,467,464	3.1	374,362	1.0
Rubber and plastic	347,602	0.7	277,223	0.7
Production of metal goods	323,446	0.7	201,061	0.5
Eletric and electronic	168,786	0.4	174,966	0.5
Electronic and communications equipment	379,553	0.8	296,621	0.8
Other manufacturing industries	68,494	0.1	11,211	0.1
Subtotal	18,102,196	38.1	13,408,460	36.1
Retailers
Retail	3,746,072	7.9	3,312,100	8.9
Wholesale	3,052,371	6.4	2,684,318	7.2
Subtotal	6,798,443	14.3	5,996,418	16.1
Financial service
Financial companies	3,678,373	7.7	3,189,902	8.6
Insurance companies and private pension funds	365,355	0.8	8,882	-
Subtotal	4,043,728	8.5	3,198,784	8.6
Residential construction loans	727,008	1.5	610,597	1.6
Other services
Transportation	3,191,718	6.7	2,045,150	5.5
C onstruction	1,175,506	2.5	572,521	1.5
Post office and telecommunications	864,522	1.8	786,388	2.1
Real estate services	919,899	1.9	390,102	1.0
Agricultural	445,081	0.9	382,247	1.0
Health and social services	439,233	0.9	173,733	0.5
Education	92,841	0.2	199,120	0.5
Association activities	204,038	0.4	130,207	0.4
C ultural, sports and leisure activities	79,335	0.2	97,025	0.3
Lodging and catering services	151,225	0.3	83,822	0.2
Other services	1,406,257	2.9	1,101,560	3.0
Subtotal	8,969,655	18.7	5,961,875	16.0
Agriculture, livestock, forestry
and fishing	1,334,103	2.8	1,090,469	2.9
Individual
C onsumer loans	5,821,256	12.2	5,521,994	14.9
Residential mortgage loans	1,329,277	2.8	992,658	2.7
Lease financing	44,824	0.1	-	-
Other	489,381	1.0	397,845	1.1
Subtotal	7,684,738	16.1	6,912,497	18.7
Total	47,659,871	100.0	37,179,100	100.0

	Unibanco Consolidated

	2008		2007

	Value	% of total distribution	Value	% of total distribution
Manufacturing
Electricity, gas and water	3,567,835	5.2	3,265,374	6.3
Food, beverages and tobacco	2,742,579	4.0	2,127,667	4.1
Paper, pulp and wood products	1,275,798	1.8	1,599,906	3.1
Basic metal industries	1,790,974	2.6	1,261,238	2.4
C hemical and pharmaceutical	2,167,003	3.1	960,251	1.9
Extractive	1,461,528	2.1	933,517	1.8
Production of machines and equipment	1,116,883	1.6	948,875	1.8
Automotive industry	766,803	1.1	711,825	1.4
Petroleum	994,480	1.4	638,443	1.2
Textiles, clothing and leather goods	1,522,582	2.2	395,719	0.8
Rubber and plastic	370,829	0.5	299,321	0.6
Production of metal goods	343,981	0.5	214,926	0.4
Eletric and electronic	177,967	0.3	182,133	0.4
Electronic and communications equipment	391,663	0.6	304,602	0.6
Other manufacturing industries	71,045	0.1	12,415	-
Subtotal	18,761,950	27.1	13,856,212	26.8
Retailers
Retail	4,023,264	5.8	3,553,618	6.9
Wholesale	3,268,546	4.8	2,874,612	5.6
Subtotal	7,291,810	10.6	6,428,230	12.5
Financial service
Financial companies	3,819,377	5.6	3,198,967	6.2
Insurance companies and private pension funds	365,897	0.5	10,407	-
Subtotal	4,185,274	6.1	3,209,374	6.2
Residential construction loans	740,262	1.1	628,044	1.2
Other services
Transportation	4,342,799	6.3	3,165,952	6.1
C onstruction	1,302,457	1.9	648,465	1.3
Post office and telecommunications	891,646	1.3	804,348	1.6
Real estate services	1,038,434	1.5	495,911	1.0
Agricultural	472,553	0.7	417,773	0.8
Health and social services	496,558	0.7	210,672	0.4
Lodging and catering services	186,721	0.3	218,920	0.4
Association activities	235,377	0.3	155,665	0.3
C ultural, sports and leisure activities	91,149	0.1	101,987	0.2
Education	118,893	0.2	101,847	0.2
Other services	1,847,591	2.7	1,511,057	2.9
Subtotal	11,024,178	16.0	7,832,597	15.2
Agriculture, livestock, forestry
and fishing	1,334,103	1.9	1,090,469	2.1
Individual
C onsumer loans	8,534,074	12.4	8,129,362	15.7
C redit card	9,326,372	13.5	7,133,430	13.8
Lease financing	5,965,209	8.6	1,937,964	3.8
Residential mortgage loans	1,338,082	2.0	1,000,654	1.9
Other	489,381	0.7	397,845	0.8
Subtotal	25,653,118	37.2	18,599,255	36.0
Total	68,990,695	100.0	51,644,181	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco

	2008		2007

	Value	% total	Value	% total
Largest clients
10 largest clients	5,044,528	10.6	4,444,354	11.9
50 next largest clients	7,751,385	16.3	7,128,160	19.2
100 next largest clients	6,419,055	13.5	5,415,682	14.6
Other clients	28,444,903	59.6	20,190,904	54.3
Total	47,659,871	100.0	37,179,100	100.0

	Unibanco Consolidated

	2008		2007

	Value	% total	Value	% total
Largest clients
10 largest clients	5,044,528	7.3	4,444,354	8.6
50 next largest clients	7,751,385	11.2	7,128,160	13.8
100 next largest clients	6,419,055	9.3	5,415,682	10.5
Other clients	49,775,727	72.2	34,655,985	67.1
Total	68,990,695	100.0	51,644,181	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

		Unibanco

		2008

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	22,881,789	-	-	22,881,789	48.0	20,951
A	0.5	18,265,207	-	-	18,265,207	38.3	98,189
B	1.0	4,054,657	197,640	72,963	4,325,260	9.1	54,925
C	3.0	656,737	203,348	70,734	930,819	2.0	31,351
D	10.0	109,498	111,668	56,133	277,299	0.6	222,685
E	30.0	39,593	71,531	45,680	156,804	0.3	156,804
F	50.0	20,932	62,211	57,510	140,653	0.3	140,653
G	70.0	9,754	45,895	49,422	105,071	0.2	105,071
H	100.0	39,655	166,628	370,686	576,969	1.2	576,969
Total		46,077,822	858,921	723,128	47,659,871	100.0	1,407,598
% of total risk							3.0%

		Unibanco

		2007

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	17,799,769	-	-	17,799,769	47.9	16,491
A	0.5	13,317,190	-	-	13,317,190	35.8	72,898
B	1.0	3,318,548	217,992	62,247	3,598,787	9.7	44,770
C	3.0	925,806	202,768	64,665	1,193,239	3.2	43,959
D	10.0	84,285	113,846	53,853	251,984	0.7	251,984
E	30.0	30,206	61,991	44,490	136,687	0.4	136,687
F	50.0	17,563	60,018	53,984	131,565	0.4	131,565
G	70.0	9,635	46,682	48,729	105,046	0.3	105,046
H	100.0	30,991	195,742	418,100	644,833	1.7	644,833
Total		35,533,993	899,039	746,068	37,179,100	100.0	1,448,233
% of total risk							3.9%

		Unibanco Consolidated

		2008

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	28,707,553	-	-	28,707,553	41.7	20,951
A	0.5	29,850,636	-	-	29,850,636	43.3	156,222
B	1.0	5,007,062	466,112	278,392	5,751,566	8.3	84,444
C	3.0	748,437	440,815	277,491	1,466,743	2.1	47,440
D	10.0	166,399	222,994	254,077	643,470	0.9	432,535
E	30.0	86,008	129,202	218,844	434,054	0.6	402,033
F	50.0	52,922	115,351	230,166	398,439	0.6	388,797
G	70.0	34,875	83,662	212,066	330,603	0.5	328,370
H	100.0	101,373	275,561	1,030,697	1,407,631	2.0	1,407,631
Total		64,755,265	1,733,697	2,501,733	68,990,695	100.0	3,268,423
% of total risk							4.7%

		Unibanco Consolidated

		2007

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	22,480,934	-	-	22,480,934	43.5	16,584
A	0.5	20,318,469	-	-	20,318,469	39.3	109,354
B	1.0	3,489,889	420,102	227,552	4,137,543	8.0	51,616
C	3.0	1,441,318	337,760	222,980	2,002,058	3.9	76,045
D	10.0	130,877	177,402	192,761	501,040	1.0	311,555
E	30.0	65,387	99,039	158,888	323,314	0.6	264,848
F	50.0	42,192	92,288	174,333	308,813	0.6	303,488
G	70.0	28,475	71,098	162,344	261,917	0.5	258,720
H	100.0	82,793	251,052	976,248	1,310,093	2.5	1,310,093
Total		48,080,334	1,448,741	2,115,106	51,644,181	100.0	2,702,303
% of total risk							5.2%
____________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2,682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$632,312 (2007 - R$643,462) in Unibanco and R$1,054,126 (2007 - R$1,017,043) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were re-classified in a manner which maintains the risk assessment and the provision for losses existing prior to renegotiation. These transactions are only re-assessed to higher classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

	Unibanco		Unibanco Consolidated

	2008	2007	2008	2007
Balance at the beginning of the period	1,456,497	1,620,875	2,993,675	2,666,439
Increases	409,927	480,391	1,345,552	1,140,254
Loan charge-offs	(458,826)	(653,033)	(1,070,804)	(1,104,390)
Balance at the end of the period	1,407,598	1,448,233	3,268,423	2,702,303

Loan recoveries (1)	88,613	45,385	151,937	105,966
____________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7.  Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	2008	2007	2008	2007
Assets - Other credits
Unsettled exchange purchases	4,864,796	4,394,997	4,864,796	4,394,997
Rights on foreign exchange sold	3,193,936	3,129,462	3,193,936	3,129,462
(-) Received advances	(99,732)	(209,646)	(99,732)	(209,646)
Income receivable from advances on exchange contracts	22,799	23,740	22,799	23,740
Total	7,981,799	7,338,553	7,981,799	7,338,553

Liabilities - Other liabilities
Unsettled exchange sales	3,257,887	3,050,868	3,257,887	3,050,868
Obligations for foreign exchange purchased	4,964,627	4,606,690	4,964,627	4,606,690
(-) Advances on exchange contracts	(1,679,306)	(1,625,148)	(1,679,306)	(1,625,148)
Other	191	1,052	191	1,052
Total	6,543,399	6,033,462	6,543,399	6,033,462

Off-balance sheet
Import credits outstanding	650,199	155,296	665,751	163,023
C onfirmed export credits	12,878	8,510	12,878	8,510

(b) Statement of income

	Unibanco		Unibanco Consolidated

	2008	2007	2008	2007
Income from foreign exchange transactions	2,246,943	1,797,225	2,452,783	1,906,914
Expenses from foreign exchange transactions	(2,403,591)	(1,637,942)	(2,607,144)	(1,743,958)
Net gain on foreign exchange transactions	(156,648)	159,283	(154,361)	162,956

8. Other Credits – Sundry

	Unibanco		Unibanco Consolidated

	2008	2007	2008	2007
Escrow deposits for civil and labor suits (1)	608,321	794,979	1,762,041	2,061,123
Notes and credits receivable	623,130	570,804	643,707	607,488
Accounts receivable from tem porary special administration re gime	246,841	240,136	246,841	240,136
Salary advances and other	127,044	102,488	202,572	111,894
Receivables from purchase of assets	6,728	9,402	30,581	53,411
Payments to reimburse	73,173	68,994	82,659	79,826
Sundry debtors - abroad	572	15,105	17,407	185,933
Receivables from affiliated companies	-	788,739	-	-
Other credits without aspects of underwriting	74,612	67,613	118,268	112,766
Other	112,218	49,917	348,971	299,895
Total	1,872,639	2,708,177	3,453,047	3,752,472
Current	768,114	1,329,846	1,108,868	1,061,420
Long-term	1,104,525	1,378,331	2,344,179	2,691,052
____________________
(1) Substantially related to litigations (Note 14)

9. Prepaid Expenses

	Unibanco		Unibanco Consolidated

	2008	2007	2008	2007
C ommissions and expenses on debt placements	57,373	66,857	57,450	66,954
C ommissions on debt products	533,726	220,142	552,847	465,274
Exclusiving contracts for banking services	300,820	191,291	557,328	458,917
Advance of private pensions sponsor contributions	199,671	204,956	206,849	212,975
Others	46,732	39,746	77,194	65,353
Total	1,138,322	722,992	1,451,668	1,269,473
Current	374,084	261,544	467,466	610,809
Long-term	764,238	461,448	984,202	658,664

10. Foreign Branch

As mentioned in Note 2, the financial statement of foreign branch (Grand Cayman) is consolidated with that of Unibanco.

The balance of this branch can be summarized as follows:

	2008		2007

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
C urrent assets	6,557,329	10,438,612	5,653,110	10,889,020
Long-term assets	5,313,506	8,458,570	3,129,582	6,028,201
Permanent assets	68,217	108,594	66,834	128,736
Total assets	11,939,052	19,005,776	8,849,526	17,045,957

C urrent liabilities	8,069,663	12,846,096	5,869,734	11,306,281
Long-term liabilities	3,217,878	5,122,540	2,540,770	4,894,031
Deferred income	8,203	13,058	4	7
Branch e quity	643,308	1,024,082	439,018	845,638
Total liabilities	11,939,052	19,005,776	8,849,526	17,045,957

	2008		2007

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Net income for the period	123,242	196,189	15,081	29,049

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branch and subsidiary companies’ exchange losses in the amount of R$381,529 (2007 – R$361,506) in Unibanco and in Unibanco Consolidated, were recognized as “Gross Profit from Financial Intermediation”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands) direct and indirect		Percentage holding (%)		Adjusted stockholders equity	Investment amount		Adjusted net income	Equity in results Adjustments (1)

			Unibanco	Unibanco Consolidated

	Common	Preferred				2008	2007		2008	2007
Investments of Unibanco
Subsidiary Companies
Dibens LeasingS.A.- Arrendamento Mercantil (2) and (4)	819,143	-	99.999	99.999	8,263,450	8,263,450	2,944,242	403,100	403,100	182,580
Unipart Participações Internacionais Ltd.	6,438	-	100.000	100.000	3,310,590	3,310,590	2,953,210	(109,049)	(109,049)	177,191
Banco Fininvest S.A.	8	2	99.991	100.000	1,575,865	1,575,865	1,516,903	18,022	18,022	55,740
Unicard Banco Múltiplo S.A.	220,390,052	91,811,816	100.000	100.000	1,992,355	1,992,355	1,196,606	142,979	143,243	107,082
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,661,174	828,961	776,086	184,159	91,462	73,621
Banco Dibens S.A.	20,085,509	-	99.999	100.000	511,177	511,177	482,099	16,871	17,147	17,260
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	463,254	463,254	441,753	14,455	14,455	44,116
Banco Único S.A.	2,768,397	2,768,397	100.000	100.000	304,640	302,649	274,386	15,641	15,729	10,879
Interbanco S.A.	1,491,816	-	99.996	99.999	185,609	185,609	162,119	41,667	41,667	34,395
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.	8,060	4,955	100.000	100.000	175,689	175,689	125,593	390	567	16,396
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	87,142	43,570	43,457	10,568	5,284	4,538
Other						536,454	442,887		104,569	158,677

Jointly controlled companies (i)
Maxfácil Participações	11	-	49.986	49.986	192,108	96,027	90,958	6,712	3,355	3,464
Banco Investcred Unibanco S.A. - (PontoCred)	95	-	49.997	49.997	139,502	69,751	88,819	4,357	2,223	18,197
Companhia Hipotecária Unibanco - Rodobens	6,055	-	50.000	50.000	24,634	12,317	9,690	2,608	1,348	1,240
Others						32,951	38,777		4,246	43,306
Total						18,400,669	11,587,585		757,368	948,682

Investment of Unibanco Consolidated
Associated companies
AIG Brasil Companhia de Seguros	54,214	-	49.999	-	87,142	43,570	43,457	10,568	5,284	4,538
BIU Participações	225	-	24.492	-	166,254	40,719	9,922	16,267	3,984	30
Other (3)						13,211	202,806		783	16,761
Total						97,500	256,185		10,051	21,329

Main direct, indirect and jointly controlled subsidiary companies invested by:	Number of shares or quotes (in thousands)		Percentage Holding (%)	Stockholders equity	Adjusted net income
	Common	Preferred
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	877,544	54,445
Unibanco Cayman Bank Ltd.	26,340	-	100.000	571,464	(64,506)
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	136,178	5,317
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	38,024	21,210

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	319,349	31,012
Unibanco AIG Saúde Seguradora S.A.	23,995	-	99.999	63,323	7,210
UASEG Seguros S.A.	14,400	-	99.999	16,623	497

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	172	172	49.999	88,138	(19,632)

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	877,544	54,445

Dibens Leasing S.A. - Arrendamento Mercantil
Unibanco Participações Societárias S.A. (4)	8,883	6,218	51.000	3,264,989	176,813
Redecard S.A (5)	156,201	-	23.211	1,033,883	534,699
Fininvest Negócios de Varejo Ltda.	61,087,133	-	50.996	1,282,533	85,316
____________________
(i) The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1)
The difference between the net income (loss) and the equity results, and between the stockholders equity and the investment balance were mainly, alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(2)
The Extraordinary Shareholders’ Meetings held in February 2008, approved the increase in capital, in the amount of R$3,000,001, represented by 306,764,252 common shares. The Brazilian Central Bank approved the increase in the capital in March 2008.

(3)	In 2007, represented principally by an investment in IRB Brasil Resseguros, reclassified to “other investments” in 2008 and accounted at cost.

(4)
In accordance with the Company Announcement on June 28, 2007, Unibanco admitted a non financial company of Deutsche group as a minority shareholders in a non-financial subsidiary, Unibanco Participações Societárias S.A. - (“UPS”), controlled by Dibens Leasing S.A. - Arrendamento Mercantil. The minority shareholder became a holder of 49% of the total capital of UPS which has the business purpose of participation in Unibanco’s non-financial subsidiaries. See note 26.

(5)	In July 2007, Unibanco, through an Initial Public Offering, sold 53,798,700 shares of Redecard S.A., which represents 8.73% of the capital of that company, for the amount of R$1.5 billion.

(b) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, with the amortization period changed up to 5 years.

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization

	2008	2007	2008	2007
Hipercard	55,296	138,239	41,472	41,472
Hipercard Investimentos (1)	-	128,400	-	17,916
Maxfácil	54,156	71,258	8,551	8,551
Other	58,703	118,387	26,215	23,790

Total	168,155	456,284	76,238	91,729
____________________
(1) Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. In December 2007, the company was merged with the parent company and the goodwill balance in the amount of R$110,484 was fully amortized.

12.  Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes, debentures and real estate notes issued in Brazil and euronotes issued abroad.

(a) The resources from real estate notes, mortgage notes, credits and similar

(i)  The real estate notes in the amount of R$986,194 (2007 – R$778,240) are restated, being paid up to 92% of interbank interest rate and maturing up to July 2012.

(ii)  The agribusiness credit bills in the amount of R$2,005,023 (2007 – R$304,905) are restated, being paid up to 93% of interbank interest rate and maturing up to May 2011.

(b)  Resources from debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, bearing interest up to 102% of interbank interest rate, paid semiannually and mature in ten years corresponding to January 2023.

Debentures pledge schedules are restated, bearing interest up to 106% of interbank interest rate or fixed interest rate up to 14.2% with maturity up to January 2020.

(c) Securities abroad – Euronotes

		Unibanco		Unibanco Consolidated

Maturity	Currency	2008	2007	2008	2007
Less than 3 months	US$	369,718	211,658	271,510	208,870
	EUR	10,790	2,675	10,790	2,675
	R$	106,041	-	106,041	-
		486,549	214,333	388,341	211,545
From 3 to 12 months	US$	471,099	729,022	463,987	436,442
	EUR	12,323	71	12,323	72
	R$	117,969	1,093,772	117,969	-
	YEN	269,267	-	269,267	-
		870,658	1,822,865	863,546	436,514
From 1 to 3 years	US$	62,572	84,751	52,016	66,233
	R$	185,816	226,592	185,816	226,589
	YEN	-	279,092	-	279,092
		248,388	590,435	237,832	571,914
From 3 to 5 years	US$	11,989	31,862	2,893	20,855
		11,989	31,862	2,893	20,855
From 5 to 15 years	US$	41,757	3,512,799	34,486	5,341
	R$	1,776	27	1,776	27
		43,533	3,512,826	36,262	5,368
Total		1,661,117	6,172,321	1,528,874	1,246,196

The average interest of issues in foreign currency was 5.17% (2007 - 8.45%) per annum in Unibanco and 4.83% (2007 – 3.86%) per annum in Unibanco Consolidated.

(d)  The other issues totaled R$13,915 (2007- R$17,617) in Unibanco and in Unibanco Consolidated with maturities up to August 2010 and an average interest rate of 5.30% (2007 - 5.29%) per annum.

13.  Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2029, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to April 2018, with an average interest rate of 4.30% (2007 - 5.29%) per annum.

14.  Contingent Assets and Liabilities and Legal Liabilities

Unibanco and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

As from first half ended in June, 2007, the provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Civil litigation is represented mainly by claims for personal and moral injury, due to among other reasons, returns of checks, and protests of notes considered not due and economic plans. As from the six-months ended June 30, 2007 the amount provided represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii)  the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Based on Deliberation CVM nº 489, the tax claims which are considered legal liabilities, independently of the probability of loss, and whose tax claims with loss classification as probable, in accordance with the opinion of the legal advisors, are recognized at the full amount being questioned. On June 30, 2008, Unibanco and its subsidiaries maintained provision for such causes in the total amount of R$1,925,886 (2007 –R$1,509,092) in Unibanco and R$3,143,715 (2007 – R$2,430,390) in Unibanco Consolidated, mainly: (i) widening of the calculation basis of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$1,397,449 (2007 – R$951,686) in Unibanco and R$1,879,263 (2007 – R$1,282,730) in Unibanco Consolidated; (ii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$297,265 (2007 – R$369,068) in Unibanco and R$385,244 (2007 –R$438,634) in Unibanco Consolidated; and (iii) Social Contribution on Net Income of non-employees companies in the amount of R$230,663 (2007 – R$137,025) in Unibanco Consolidated.

The tax claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

The suits which are not considered legal liabilities and those suits with loss classification as possible in accordance with the legal advisors’ opinion, are not recognized for accounting purposes and, the amount, net of tax effects, is R$1,075,650 (2007 – R$882,333) in Consolidated. These suits include disputes regarding:

(i)	Collection of CPMF on leasing transactions in the amount of R$162,182 (2007 - R$127,737);
(ii)	Deductibility of goodwill on investments acquisitions in the amount of R$157,049 (2007 - R$152,512);
(iii)	Deductibility of losses on credits receivables in the amount of R$122,228 (2007 - R$178,331);
(iv)	Social security contribution on non remunerated earnings in the amount of R$99,638 (2007 - R$73,567);
(v)	Profit from foreign country taxation criteria in the amount of R$96,249 (2007 - R$91,335);
(vi)	Tax losses deduction of affiliated companies without 30% restriction of R$66,794;
(vii)	Rejection of compensation request – R$38,892 (2007 – R$37,764); and
(viii)	ISS taxation on leasing operations in the amount of R$22,504 (2007 - R$22,129).

Provisions recorded and their movements in the period ended June 30, 2008, are as follows:

	Unibanco		Unibanco Consolidated

Balance sheet	2008	2007	2008	2007
Tax litigation (1)	1,925,886	1,509,093	3,143,715	2,430,390
Labor litigation (2)	540,568	540,045	772,180	764,740
Civil litigation (2)	328,474	413,289	497,295	621,220
Total	2,794,928	2,462,427	4,413,190	3,816,350
____________________
(1) Recorded in Other Liabilities - Provision for tax contingencies.
(2) Recorded in Other Liabilities - Sundry (Note 15 (c)).

	Unibanco		Unibanco Consolidated

Movements in the period	2008	2007	2008	2007
Balance at the beginning of the period	2,681,196	1,552,689	4,091,918	2,898,635
Increases	356,415	1,193,762	645,688	1,597,290
Releases	(95,920)	(133,118)	(140,311)	(423,449)
Interest/Monetary adjustment	64,476	54,462	91,162	104,058
Payments	(211,239)	(205,368)	(275,267)	(360,184)
Balance at the end of the period	2,794,928	2,462,427	4,413,190	3,816,350

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	2008	2007	2008	2007	2008	2007	2008	2007
Provision for unearned premiums	1,034,494	1,131,926	-	-	-	-	1,034,494	1,131,926
Loss Provision IBNR
(The provision forclaims incurred
but not yet reported)	259,954	214,161	1,801	1,237	-	-	261,755	215,398
Mathematical provision
benefits to be granted	631,084	476,499	7,711,395	6,267,838	-	-	8,342,479	6,744,337
Mathematical provision
for benefits granted	5,243	5,739	460,565	412,398	-	-	465,808	418,137
Unsettled claims	516,487	413,817	14,235	10,233	-	-	530,722	424,050
Provision fordraws
and redemptions	-	-	-	-	811,476	657,533	811,476	657,533
Other provisions	8,167	4,471	275,086	234,864	21,103	2,870	304,356	242,205
Total of technical provisions	2,455,429	2,246,613	8,463,082	6,926,570	832,579	660,403	11,751,090	9,833,586
Short - term	2,455,359	2,245,095	7,848,697	6,314,644	832,579	660,403	11,136,635	9,220,142
Long - term	70	1,518	614,385	611,926	-	-	614,455	613,444

(b) Subordinated debt

				Unibanco		Unibanco Consolidated

			Remuneration
	Issue	M aturity	per annum	2008	2007	2008	2007
Step-up subordinated callable notes (1)	December 2003	December 2013	7.375%	319,424	386,259	303,748	371,935
Line of credit (2)	December 2004	December 2009	4.74%	239,026	289,405	239,026	289,405
Perpetual Non-cumulative Junior
Subordinated Securities(3)	July 2005	Indeterminated	8.70%	807,876	977,530	807,876	977,530
Subordinated time deposits (4)	December 2002	December 2012	102,25% of CDI	523,922	538,197	523,922	538,197
Subordinated time deposits (5)	November 2003	November 2013	102% of CDI	77,026	-	77,026	-
Subordinated time deposits (6)	December 2006	December 2016	CDI + 0.47%	593,756	531,752	593,756	531,752
Subordinated time deposits (7)	May 2007	May 2012	103.9% of CDI	1,591,320	1,426,042	1,591,320	1,426,042
Subordinated time deposits (7)	July 2007	July 2012	CDI + 0.38%	468,959	-	468,959	-
Subordinated time deposits (7)	August 2007	August 2012	CDI + 0.38%	220,570	-	220,570	-
Subordinated time deposits (7)	August 2007	August 2014	CDI + 0.46%	55,182	-	55,182	-
Subordinated time deposits (7)	October 2007	October 2012	IGPM + 7.33%	332,140	-	332,140	-
Subordinated time deposits (7)	October 2007	October 2012	103.8% of CDI	100,620	-	100,620	-
Subordinated time deposits (7)	October 2007	October 2014	IGPM + 7.35%	37,910	-	37,910	-
Subordinated time deposits (7)	October 2007	October 2012	CDI + 0.45%	486,209	-	486,209	-
Subordinated time deposits (7)	December 2007	December 2014	CDI + 0.60%	10,650	-	10,650	-
Subordinated time deposits (7)	1st quarter 2008	1st quarter 2013	CDI + 0.60%	855,119	-	855,119	-
Subordinated time deposits (7)	1st quarter 2008	1st quarter 2013	106,5% of CDI	49,262	-	49,262	-
Total				6,768,971	4,149,185	6,753,295	4,134,861
Short-term				13,210	16,183	13,159	16,136

Long-term				6,755,761	4,133,002	6,740,136	4,118,725
____________________
(1) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(2) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(3) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(4) Subordinated time deposits can be redeemed from December 2007.
(5) Subordinated time deposits can be redeemed from November 2008.
(6) Subordinated time deposits can be redeemed from December 2011.
(7) Subordinated time deposits can not be redeemed prior to contractual maturity.

 (c) Sundry

	Unibanco		Unibanco Consolidated

	2008	2007	2008	2007
Sale of rights of receipt of future flow of
payment orders abroad (1)	1,686,614	1,758,038	1,686,614	1,758,038
Provision for labor and civil litigation (Note 14)	869,042	953,334	1,269,475	1,385,960
Payable related to insurance companies	-	-	598,820	744,250
Provisions for payroll and administrative
expenses	522,559	581,393	958,339	674,072
Official convenants liabilities	106,844	6,197	106,844	6,197
Credit on the release of real estate financing	160,255	26,892	160,255	26,892
Other	377,761	114,413	852,130	578,788
Total	3,723,075	3,440,267	5,632,477	5,174,197
Short-term	1,216,694	795,517	2,608,769	2,002,945
Long-term	2,506,381	2,644,750	3,023,708	3,171,252

(1)
Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amount of US$1,059,497 (2007 - US$912,697 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with maturity beginning in October 2007 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar a closed private entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the first half ended June 30, 2008, the company sponsor contributions totaled R$19,189 (2007 - R$11,147) in Unibanco and R$20,814 (2007 - R$12,545) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held in March 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options represent 0.3% of the authorized capital and are accordance with the limit established of 10%.

Up to June 30, 2008, the options activity was as follows:

Single Options

		Vesting		Exercise price
Insuance		period	Exercise	per Unit(R$)				Quantity

Nº	Date	until	perioduntil	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	7,928,941	4,447,059	-
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	68,000	-	-
3r d and 4th	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4,200	560,000	556,400	-	3,600
5th t o 7th	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	300,000	400,000	-
8th t o 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4,085	446,000	240,000	206,000	-
11th t o 15th	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5,150	3,464,000	1,762,602	1,244,000	457,398
16th	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	2,677,727	2,073,987	1,474,286
17th t o 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5,750	480,000	80,000	360,000	40,000
19th t o 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6,881	600,000	400,000	120,000	80,000
21th t o 23th	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7,016	1,012,240	674,826	2	337,412
24th t o 26th	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7,809	1,560,000	313,336	20,000	1,226,664
27th	1st quarter 2005	02.01.2010	01.31.2011	9.180	8,440,000	1,983,926	1,339,996	5,116,078
28th	2nd quarter 2005	05.03.2010	05.02.2011	10.754	50,000	-	50,000	-
29th	3rd quarter 2005	09.19.2010	09.18.2011	11.646	120,000	-	-	120,000
30th to 33rd	3rd quarter 2006	08.30.2011	08.29.2012	Up to 17,016	630,000	-	280,000	350,000
34th t o 35th	1st quarter 2007	03.22.2012	03.21.2013	Up to 19,387	500,000	-	-	500,000
36th	2nd quarter 2008	05.14.2013	05.13.2014	24,090	120,000	-	-	120,000
Total					37,352,240	16 ,985,758	10,541,044	9,825,438

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Unibanco Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants active in the program.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged accumulated to the IPCA (Amplified Consumer Price Index) for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares in July 2006.

Bonus Options

The executives who opted to invest a percentage of their respective bonuses to purchase Unibanco Units received the following number of Bonus Units.

Insuance	Quantity of	Exercise		Quantity

Date	shareholders	period until	Granted	Not exercised
2nd semester 2007	51	09.03.2012	1,226,808	1,226,808
1st quarter 2008	53	03.03.2013	1,579,552	1,579,552
TOTAL	104		2,806,360	2,806,360

The exercise of these bonus units is linked to the achievement of individual objectives and the maintenance of the propriety of their own shares without changes and burden during the exercise period.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2008	2007

	Outstanding	Treasury
	shares	stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	1,511,316,336
Preferred	1,281,562,478	14,876,994	1,296,439,472	1,296,439,472
Total	2,792,878,814	14,876,994	2,807,755,808	2,807,755,808

Preferred shares carry no voting rights, aren´t convertible into common shares, have priority over common shares in the reimbursement of capital, in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On June 30, 2008, the market value of Units is R$20.44.

On May 29, 2008, the Board of Directors approved the change in the Global Depositary Shares (GDSs). Each GDS, that represents 10 (ten) units currently, will represent 2 (two) units. This change is pending on the approval of the Brazilian Securities Comission. Until the approval by the Securities Exchange Comission, GDS is traded as 10 (ten) units.

The Extraordinary Shareholders´ Meeting held on July 16, 2008, approved the capital increase in the amount of R$3,000,000 through partial appropriation of revenue reserves (reserve applied to secure suitable operating margin to Company), represented by 280,775,580 bonus shares issued to stockholders, being 151,131,633 common shares and 129,643,947 preferred shares, in proportion to 1 per 10 owned shares. These alterations depend on the approval by the Brazilian Central Bank.

The unit cost atributed to bonus shares was was R$10.685451 and R$21.299488 to Units, in accordance with 1st paragraph of article 25 from Federal Internal Revenue Department normative instruction nº 25/2001.

The treasury stock will be subject to a share bonus if approved by the Brazilian Securities Commission, in accordance with the consultation submitted to CVM on July 7, 2008. If CVM refuses this possibility, the Board of Directors will determine, based on number of outstanding shares on the base date, (i) the number of shares to be issued following the bonus share issue, (ii) the new number of shares that will constitute their capital stocks, including the authorized capital and (iii) the unit cost will be given to bonus shares, that will be ajusted to share number issued factually, being realised to stockholders by market notice.

(b) Dividends and interest on own capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the first half of 2008, R$585,778 of interest on own capital, to be paid to stockholders, was accrued. The interest on own capital was calculated in accordance with article 9º of Law nº 9,249/95 with tax benefit of R$212,733. From this amount, R$578,451 were approved and realized until July 31, 2008, being the gross amount of R$0.1981 (R$0,1684 net of applicable tax) per common share and R$0.2180 (R$0.1853 net of applicable tax) per preferred share. The amounts paid, net of applicable tax, will be included in the calculation of the minimum mandatory dividend of the year.

The Units had interested on capital of R$0.3886 (R$0.3303 net of applicable tax) being R$0.1706 (R$0.1450 net of applicable tax) from Unibanco Holdings and R$0.2180 (R$0.1853 net of applicable tax) from Unibanco. The GDS had interested on own capital of R$3.8862 (R$3.3033 net of applicable tax).

During the same period on 2007, R$556,101 of interest on own capital was recognized, calculated in accordance with article 9º of Law no. 9.249/95 with tax benefit from deductible was R$189,074. This amount were approval and paid R$473,819 up to July 31, 2007. The amount will be computed for purposes of the minimum mandatory dividend of the year, net of applicable tax, comprising R$0.1615 (R$0.1373 net of applicable tax) per common share and R$0.1777 (R$0.1511 net of applicable tax) per preferred share.

The Units had interest on capital of R$0.3165 (R$0.2690 net of applicable tax) being R$0.1388 (R$0.1179 net of applicable tax) from Unibanco Holdings and R$0.1777 (R$0.1511 net of applicable tax) from Unibanco. The GDS had interest on capital of R$3.1649 (R$2.6902 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	2008	2007
Legal reserve	817,799	641,612
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital
stock	3,856,995	2,017,335
ii) Special dividends reserve	63,898	63,898
Total	4,738,692	2,722,845

(e) Treasury stock

On February 13, 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s Executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The quantity of stock to be acquired should not be more than 20,000,000 preferred shares issued by Unibanco and 20,000,000 preferred shares issued by Unibanco Holdings. The acquisitions will be realized exclusively under the form of Units, traded in Brazilian market (BOVESPA: UBBR11). The authorization will be valid for 12 months as from February 15, 2008, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A. or other broker that comes to be defined by the Board of Directors.

In the repurchase program shares of Unibanco Holdings are acquired by Unibanco, by using revenue reserves, for subsequent exchange for its own shares.

During the first half ended June 30, 2008, in accordance with the repurchase program and Stock option program (Note 16 (b)), the following changes in treasury stock occurred:

		2008		2007

	Quantity of shares	R$ thousands	Quantity of shares	R$ thousands
Balance at the beginning of the period	13,549,348	136,693	7,565,902	43,198
Conversion of own stocks	663,823	6,766	(1,738,421)	(11,945)
Sale of own stocks	(4,695,129)	(48,063)	(3,566,117)	(17,972)
Repurchase	5,358,952	59,439	1,827,696	15,065
Balance at the end of the period	14,876,994	154,835	4,089,060	28,346

The average cost was R$22.27 per repurchased Units, and the minimum and maximum price per share were R$20.18 and R$25.29, respectively.

(f) Prior year adjustments

In 2007 represented, principally, by changes in accounting polices as requires by National Council of Private Insurance (CNSP) Resolution n° 162/06, related to rules and procedures adopted to account for the technical reserves of the insurance, private pension entities and capitalization companies.

18. Revenues from service fees

The charges from services rendered collecting was regulated by National Monetary Council Resolution nº 3,518, applied since April 2008, with the application to rules they laid down. The revenues components are disclosured following this Resolution since 2007 for the purpose of better comparability.

Components of service fees charged by type:

		Unibanco	Unibanco Consolidated

	2008	2007	2008	2007
Current account	394,210	359,795	394,487	359,982
Credit cards	-	-	509,435	446,055
Credit portfolio and warranties rendered	202,996	130,798	240,224	158,128
Receiving services	164,648	205,625	164,250	199,439
Funds and third-party resources management	109,565	113,086	157,636	166,999
Brokering and structured operations	26,398	51,497	93,883	82,584
Other charges and comission	67,339	173,354	168,927	246,178
Subtotal	965,156	1,034,155	1,728,842	1,659,365
Redecard	-	-	101,547	119,258
Total	965,156	1,034,155	1,830,389	1,778,623

19. Other Operating Income and Expenses

(a) Other operating income

		Unibanco	Unibanco Consolidated

	2008	2007	2008	2007
Dividends/retained earnings received from other investments	10,049	82	14,547	2,933
Income System Fácil - Tamboré	-	-	7,071	8,306
Revenues from recovery charges and expenses	8,198	1,689	11,338	10,012
Other income - Redecard	-	-	10,174	32,693
Operating income from insurance companies	-	-	9,344	7,958
Contractual fire/break of contract	20,293	-	32,364	3,588
Indemnity from correspondent banks and collections	2,128	-	24,825	-
Other	58,597	1,639	80,103	29,813
Total	99,265	3,410	189,766	95,303

(b) Other operating expenses

		Unibanco	Unibanco Consolidated

	2008	2007	2008	2007
Provision for labor and civil litigations	182,175	114,862	238,068	283,736
Correspondent banks and commision expenses	57,086	27,636	121,513	57,546
Credit card, payments and extracts expenses	-	-	87,032	30,412
Operating losses	48,349	23,074	100,607	46,943
Amortization of goodwill on subsidiaries acquired	10,788	10,788	76,238	91,729
Expense related to checks and billing, net	60,223	83,964	60,202	83,924
Bonus, CPMF and bank preference	23,367	23,592	23,367	23,592
Reference file informations	12,261	11,208	26,455	24,043
Other	93,328	168,379	151,935	47,579
Total	487,577	463,503	885,417	689,504

20. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

			Unibanco

	December 31,			June 30,
	2007	Increase	Realization	2008
Allowance for credit losses	448,365	183,599	162,975	468,989
Other provisions not currently deductible	1,045,206	804,830	542,525	1,307,511
Tax loss and negative basis of social
contribution carry-forwards	76,018	-	76,018	-
Social contribution carry-forwards
(Provisional Measure 2158-35)	256,102	-	33,278	222,824
Subtotal	1,825,691	988,429	814,796	1,999,324
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	32,443	-	2,062	30,381
Net deferred tax assets	1,858,134	988,429	816,858	2,029,705
Deferred tax assets	1,858,134			2,029,705

			Unibanco

	December 31,			June 30,
	2006	Increase	Realization	2007
Allowance for credit losses	409,006	134,800	104,093	439,713
Other provisions not currently deductible	558,182	1,002,491	333,714	1,226,959
Tax loss and negative basis of social
contribution carry-forwards	95,910	-	85,701	10,209
Social contribution carry-forwards
(Provisional Measure 2158-35)	254,654	-	23,757	230,897
Subtotal	1,317,752	1,137,291	547,265	1,907,778
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	65,205	-	25,666	39,539
Net deferred tax assets	1,382,957	1,137,291	572,931	1,947,317
Deferred tax assets	1,382,957			1,947,317

			Unibanco Consolidated

	December 31,			June 30,
	2007	Increase	Realization	2008
Allowance for credit losses	876,629	438,114	318,903	995,840
Other provisions not currently deductible	1,679,483	982,039	637,623	2,023,899
Tax loss and negative basis of social
contribution carry-forwards	377,357	230,719	127,241	480,835
Social contribution carry-forwards
(Provisional Measure 2158-35)	442,485	-	65,939	376,546
Subtotal	3,375,954	1,650,872	1,149,706	3,877,120
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	48,183	14,908	2,361	60,730
Deferred tax obligations	(276,869)	(339,498)	(94)	(616,273)
Net deferred tax assets	3,147,268	1,326,282	1,151,973	3,321,577
Deferred tax assets	3,424,137			3,937,850
Deferred tax liabilities	276,869			616,273

			Unibanco Consolidated

	December 31,			June 30,
	2006	Increase	Realization	2007
Allowance for credit losses	689,775	303,431	195,807	797,399
Other provisions not currently deductible	1,121,576	1,186,356	524,982	1,782,950
Tax loss and negative basis of social
contribution carry-forwards	519,989	23,934	157,366	386,557
Social contribution carry-forwards
(Provisional Measure 2158-35)	451,267	-	31,867	419,400
Subtotal	2,782,607	1,513,721	910,022	3,386,306
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	64,927	331	26,959	38,299
Deferred tax obligations	(91,041)	(103,377)	(49)	(194,369)
Net deferred tax assets	2,756,493	1,410,675	936,932	3,230,236
Deferred tax assets	2,847,534			3,424,605
Deferred tax liabilities	91,041			194,369

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On June 30, 2008, the expected realization of deferred taxes is as follows:

		Unibanco			Unibanco Consolidated

	Social contribution(*)			Social contribution
	(Provisional			(Provisional
Year	Measure 2.158-35)	Other	Total	Measure 2.158-35)	Other	Total
2008	-	630,830	630,830	12,425	930,265	942,690
2009	-	353,558	353,558	40,722	785,474	826,196
2010	6,797	301,825	308,622	44,729	539,089	583,818
2011	-	301,806	301,806	18,615	547,524	566,139
2012	39,642	92,478	132,120	69,077	293,275	362,352
2013 to 2018	176,385	96,003	272,388	190,978	404,947	595,925

Total	222,824	1,776,500	1,999,324	376,546	3,500,574	3,877,120

(*) Expected realization of deferred taxes is in conformity with Law nº 11,727/08 tax rate.

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,700,219 in Unibanco and R$3,252,415 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses):

	Unibanco		Unibanco Consolidated

	2008	2007	2008	2007
Income before income tax and social contribution,
net of profit sharing and non-recurring events (i)	1,597,032	1,320,038	2,226,599	1,734,069
Income tax and social contribution expenses
at a rate of 25% and 9%	(542,991)	(448,813)	(757,044)	(589,583)
Effects of social contribution nominal rate rising to
6% for Bank debt securities and insurance companies
since May 2008 (ii)	(39,540)	-	(62,650)	-
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	154,934	127,172	(138,627)	(115,660)
Interest on capital paid, net	193,590	180,882	230,283	197,788
Tax credit set up on C SLL interest rate differential	15,818	-	29,921	-
Permanent differences (net)	118,634	38,881	158,011	75,876

Income tax and social contribution for the period	(99,555)	(101,878)	(540,106)	(431,579)
_____________________________________
(i)	In 2007, net of non-recurring events.
(ii)
The Law nº 11,727 of June 2008, approved the tax measure that increases the rate of Social Contribution on the net income – CSLL from 9% to 15% of the taxable income, of the financial sector, insurance company and capitalization from May 1, 2008. This measure impacts on CSLL expenses as well as the tax credits already recorded (Note 19). In the case of a successful Direct Claim of Unconstitutionality at the Supreme Court, the effects of the increase shall be anulled and the related deferred tax credits will be realized at the rate of 9%. At June 30, 2008 the increase in the rate of Social Contribution was recognised in the determination of deferred tax credits, limited by the corresponding increase in the Social Contribution charge for the period. The unrecognised deferred tax in respect of the increase in the Social Contribution rate amounts to R$494,349, net.

21. Commitments and Guarantees

	Unibanco		Unibanco Consolidated

	2008	2007	2008	2007
Co-obligation and risks for guarantees
provided	15,930,749	10,605,721	15,996,636	10,558,265
Assets under management (mainly mutual
investment funds)	63,532,513	47,548,214	64,351,588	47,523,801

22. Related-Party Transactions (Unibanco)

	2008	2007
Assets
Cash and due from banks	-	461
Interbank investments	3,512,344	7,960,054
Debentures - Dibens Leasing S.A. - Arrendamento Mercantil	21,538,924	14,205,546
Marketable securities and derivative financial instruments	2,410,540	301,825
Lending operations	11,464	20,048
Other credits
Income receivable
Dividends and interest on capital	862,449	433,622
Negotiation and intermediation of securities	228,886	2,167
Receivable accounts - subsidiary company	27,245	800,486

Liabilities
Deposits	20,079,126	16,342,742
Securities sold under repurchase agreements	7,942,015	3,922,275
Resources from securities issued
Debentures	677,893	-
Securities abroad	132,649	4,926,125
Interbank accounts	30,782	19,455
Borrowings	20,771	30,092
Derivative financial instruments	2,043,027	5,395
Other liabilities
Social and statutory	508,563	470,043
Subordinated debt	15,676	14,324
Sundry	39,034	33,878

Revenues
Lending operations	563	1,565
Marketable securities	1,315,368	1,119,244
Derivative financial instruments	314,616	28,752
Services rendered	212,478	157,736

Expenses
Deposits and securities sold	1,478,951	1,152,402
Borrowings and onlendings	2,911	6,068
Other administrative expenses	22,705	21,788
Other operating expenses	9,991	13,446

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

23. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

(d) Fair value determination

The fair value of Marketable Securities and of Derivative Financial Instruments is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the exercise, as informed by Stock Exchanges trade associations and external entities.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à- vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(e) Financial instruments recorded in the financial statements compared to the respective fair values are as follows:

			Unibanco

		2008		2007

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	8,791,973	8,807,515	12,655,203	12,749,649
Marketable securities	43,636,854	43,759,417	31,079,337	31,206,693
Lending operations	43,156,036	43,238,675	33,472,654	33,797,090

Liabilities
Interbank deposits	17,010,945	17,010,944	14,684,332	14,684,337
Time deposits	39,031,057	39,047,978	21,231,370	21,267,881
Mortgage notes, real estate notes, lending
and similar	2,991,217	2,932,561	1,234,266	1,230,787
Debentures	3,320,915	3,325,872	1,264,720	1,263,524
Resources from securities issued abroad	1,675,032	1,728,782	6,189,938	6,191,871
Derivatives, net	2,050,714	2,050,714	1,958,307	1,958,307
Subordinated debt (Note 15(b))	6,768,971	6,799,116	4,149,185	4,206,701
Other liabilities (Note 15(c))	1,686,614	1,706,082	1,758,038	1,743,061
Treasury stocks	154,835	152,043	28,346	44,857

			Unibanco Consolidated

		2008		2007

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	6,287,667	6,298,669	5,624,876	5,703,185
Marketable securities	30,285,660	30,585,606	24,732,167	25,166,224
Lending operations	50,802,213	50,879,094	39,906,546	40,199,631

Liabilities
Interbank deposits	1,561,123	1,561,122	879,515	879,515
Time deposits	36,416,891	36,433,812	20,618,542	20,655,054
Real estate notes, Mortgage notes, credits
and similar	3,138,529	3,197,185	1,258,271	1,254,792
Debentures	3,006,818	3,011,775	1,254,200	1,253,004
Resources from securities issued abroad	1,542,789	1,594,698	1,263,813	1,265,177
Derivatives, net	1,457,004	1,457,004	1,956,285	1,956,285
Subordinated debt (Note 15(b))	6,753,295	6,783,198	4,134,861	4,192,209
Other liabilities (Note 15(c))	1,686,614	1,706,082	1,758,038	1,743,061
Treasury stocks	154,835	152,043	28,346	44,857

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the period for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the period for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at June 30, 2008 on the São Paulo Stock Exchange.

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branch and subsidiaries include the accounts of the foreign branch (Unibanco Grand Cayman), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

Combined balance sheet	2008	2007
Assets
Current and long-term assets	25,402,061	20,941,457
Cash and due from banks	1,813,738	431,880
Interbank investments	2,195,091	3,604,349
Marketable securities	16,399,044	13,129,576
Interbank accounts	226,042	171,744
Lending and leasing operations	4,256,058	2,691,259
Other credits and other assets	512,088	912,649
Permanent assets	142,456	175,265
Total	25,544,517	21,116,722

Liabilities
Current and long-term liabilities	21,005,679	17,210,369
Deposits	4,459,428	3,409,616
Securities sold under repurchase agreements	2,394,516	2,846,777
Resources from securities issued	1,482,792	1,167,575
Interbank accounts	65,008	28,666
Borrowings and onlending	4,746,654	2,708,350
Derivative financial instruments	4,399,236	1,634,713
Other liabilities	3,458,045	5,414,672
Deferred income	18,551	6,493
Minority interest	3	3
Stockholders’ e quity	4,520,284	3,899,857
Total	25,544,517	21,116,722

Combined statement of income	2008	2007
Revenue from financial intermediation	499,271	747,591
Expenses on financial intermediation	(323,425)	(467,408)
Provision for credit losses	(12,469)	(3,742)
Services rendered	42,485	37,441
Salaries, benefits, training and social security
and other administrative expenses	(44,557)	(34,140)
Financial transaction and other taxes	(927)	(965)
Other operating income (expenses)	(12,712)	(29,774)
Operating income, net	147,666	249,003
Results from non-recurring events	-	(29,670)
Non-operating income, net	1,529	(1,472)
Income tax and social contribution	(18,966)	(5,173)
Minority interest	(2)	(1)
Net income for the period	130,227	212,687

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and UASEG S.A.:

Combined balance sheet	2008	2007
Assets
Current and long-term assets	13,306,649	11,573,175
Cash and due from banks	45,124	18,001
Marketable securities	11,373,386	9,402,880
Insurance credits and re-insurance	1,386,679	1,401,068
Other credits and other assets	501,460	751,226
Permanent assets	391,773	395,628
Total	13,698,422	11,968,803

Liabilities
Current and long-term liabilities	12,037,152	10,411,478
Technical provisions for insurance	2,455,429	2,246,613
Technical provisions for retirement plans	8,463,082	6,926,570
Insurance and re-insurance debts	-	509,441
Other liabilities	1,118,641	728,854
Deferred income	96	2,109
Stockholders’ e quity	1,661,174	1,555,216
Total	13,698,422	11,968,803

Combined statement of income	2008	2007
Retained premiums	2,424,496	2,098,916
Changes in technical reserves of insurance	(879,703)	(806,791)
Net claims incurred	(678,731)	(591,514)
Acquisition costs and other	(529,113)	(390,934)
Retained contributions income	323,912	421,547
Changes in technical reserves of private
retirement plan	(316,144)	(427,884)
Benefits and redemptions expenses	(12,795)	(11,365)
Other operating income	66,775	70,503
Other operating expenses	(104,797)	(115,408)
Salaries, benefits, training and social security	(75,426)	(62,526)
Administrative expenses	(79,681)	(77,135)
Financial transaction and other taxes	(37,638)	(31,419)
Activities income	101,155	75,990
Financial income	567,475	557,960
Financial expenses	(434,059)	(431,189)
Operating income, net	234,571	202,761
Non-operating income, net	934	3,538
Income tax and social contribution	(40,406)	(45,273)
Profit sharing	(10,940)	(13,351)
Net income for the period	184,159	147,675

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A., Redecard S.A. (23.21%), Hipercard Banco Múltiplo S.A. and Empresa Brasileira de Captura de Transações Eletrônicas Ltda.:

Combined balance sheet	2008	2007
Assets
Current and long-term assets	8,472,706	6,657,164
Cash and due from banks	2,418	741
Interbank investments	5,777	6,605
Marketable securities	168,787	126,620
Interbank and interdepartmental accounts	42,373	20,461
Lending operations	3,591,839	2,857,751
Deferred tax and prepaid taxes	740,794	641,601
Other credits and other assets	3,920,718	3,003,385
Permanent assets	260,812	480,338
Total	8,733,518	7,137,502

Liabilities
Current and long-term liabilities	6,162,582	5,589,486
Deposits	1,125,444	1,618,746
Borrowings and onlendings	129,017	151,879
Resources from securities issued	164,001	198,399
Interbank and interdepartmental accounts	92	69
Derivative financial instruments	19,316	20,832
Taxes, social securities and provision for litigation	456,097	-
Credit cards liabilities	-	280,661
Other liabilities	4,268,615	3,318,900
Minority interest	338,610	330,883
Stockholders’ e quity	2,232,326	1,217,133
Total	8,733,518	7,137,502

Combined statement of income	2008	2007
Revenue from financial intermediation	1,356,123	1,109,664
Expenses on financial intermediation	(57,883)	(106,662)
Provision for credit losses	(461,572)	(238,736)
Services rendered	433,920	335,458
Salaries, benefits, training and social security
and other administrative expenses	(434,927)	(385,464)
Acquisition costs and other	(147,168)	(107,342)
Financial transaction and other taxes	(155,749)	(98,700)
Other operating income (expenses)	(147,159)	(173,544)
Operating income, net	385,585	334,674
Results from non-recurring events	-	(116,035)
Non-operating income, net	44,586	6,253
Income tax and social contribution	(133,452)	(105,123)
Profit sharing	(8,625)	(8,689)
Minority interest	(21,008)	(10,197)
Net income for the period	267,086	100,883

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A., Fininvest –Negócios de Varejo Ltda., Microinvest S.A. – Sociedade de Crédito a Microempreendedor (82.4%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Hipercard Sociedade de Crédito Financiamento e Investimento S.A. :

Combined balance sheet	2008	2007
Assets
Current and long-term assets	5,629,473	4,656,845
Cash and due from banks	6,541	3,470
Interbank investments	307,957	347,195
Marketable securities	1,198,479	531,634
Interbank and interdepartmental accounts	26,034	6,568
Lending operations	2,503,386	1,987,412
Other credits and other assets	1,587,076	1,780,566
Permanent assets	155,291	163,618
Total	5,784,764	4,820,463

Liabilities
Current and long-term liabilities	2,629,273	2,372,847
Deposits	1,355,291	1,198,570
Interbank and interdepartmental accounts	2,028	6,286
Derivative financial instruments	903	3,837
Borrowings	-	30
Other liabilities	1,271,051	1,164,124
Deferred income	12,137	-
Minority interest	215,206	210,029
Stockholders’ e quity	2,928,148	2,237,587
Total	5,784,764	4,820,463

Combined statement of income	2008	2007
Revenue from financial intermediation	887,085	810,138
Expenses on financial intermediation	(71,689)	(74,319)
Provision for credit losses	(379,801)	(301,792)
Services rendered	249,636	243,091
Salaries, benefits, training and social security
and other administrative expenses	(399,071)	(419,666)
Acquisition costs and other	(26,758)	(18,679)
Other operating income (expenses)	(110,104)	(84,237)
Financial transaction and other taxes	23,492	(73,002)
Operating income, net	172,790	81,534
Results from non-recurring events	-	(50,583)
Non-operating income, net	418	1,882
Income tax and social contribution	(56,079)	(6,278)
Profit sharing	(9,351)	(8,893)
Minority interest	(2,261)	2,293
Net income for the period	105,517	19,955

25. Other Information

(a) Assets leased to third parties, in the amount of R$12,717,550 (2007 - R$4,928,105), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$11,875,892 (2007 - R$4,355,287) and the residual value received in advance from these lessees amounts to R$5,048,305 (2007 - R$1,706,168), classified as a reduction of leasing operations. Leases of third parties’ assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of their activity. At June 30, 2008, the insurance coverage on properties and other assets in use totaled R$578,125 (2007 - R$506,780) in Unibanco and R$843,566 (2007 - R$1,056,557) in Unibanco Consolidated.

(c) Corporate Law Amendments - Law 11,638/07

On December 28, 2007, Law no. 11,638/07 was published, which amends the Corporation Law, with respect to the accounting practices adopted in Brazil.

The new accounting practices and changes introduced by the law are being evaluated by BACEN - Brazilian Central Bank, CVM – Securities Commission and SUSEP – Superintendency of Private Insurances. BACEN issued on March 20, 2008, the Communication no. 16,669, and the CVM on May 2, 2008 the Instruction no. 469, providing guidance on the adoption of the new law in the financial statements and quarterly informations during the 2008 fiscal year, as well as the disclosure in notes about the estimated effects of the adoption of this law on stockholders´equity and the results of the period.

The following amendments promoted by the law are already substantially adopted by the Bank and its subsidiaries in this financial statements:

  Classification and mark-to-market criteria of the financial instruments (Note 5) and Circular Letters nº 3,068 and 3,082 of 2001 from Brazilian Central Bank - BACEN;
  The concept of Adjustment to Present Value for the long-term assets and liabilities considering contractual rates, and the adjustment of Present Values considering the market average rate, do not represent significant adjustments;
  Classification in the stockholders’ equity of the exchange variation of corporate investments abroad when the functional currency of the investee is different from the functional currency of the parent company, as directed by CPC – Accounting Pronouncements Committee standards no.2, approved by CVM Deliberation no. 534 of January 29, 2008;
  Measurement at cost of permanent asset investments represented by preferred shares with no significant influence, as described in Note 11 (a) 3;
  Evaluation of the recoverability of significant assets through future operation, according to CPC Pronouncement no.1 approved by Deliberation CVM nº 527 of November 1, 2007;
  Disclosure of stock-based compensation, as in Note 16;
  Presentation of the Statements of Cash Flows and of the Statement of Value Added as part of the financial statements required by Brazilian accounting practices; and
  Maintenance of revaluation reserve held by controlled companies while not regulated by correspondent regulatory organisms.

The main changes which are not yet regulated and may impact on the financial statements in December 31, 2008 are represented as follows:

  Reclassification of certain permanent assets to the “Intangible” sub-group, aligned with Bacen regulatory rules to be published; and
  Valuation and accounting of stock option plans to be ruled by BACEN /CVM.

Management will recognise the effects of these changes when the rules are published and the expectation is that the impacts will not be relevant on the financial statements context.

(d) Compulsory deposit

The Brazilian Central Bank determined through Circular no. 3,375/08, a compulsory liquidity reserve deposit on interbank deposits of leasing companies in other financial institutions. The initial deposit is 5% of interbank deposits from March 2008, with a progressive increase up to 25% by January 2009.

26. Results from Non-recurring Events

			2007

	Operational	Non-recurring	Total (1)

Changes in the investments of UPS subsidiary (Note 11(a) (4))	679,118	-	679,118
Sale of portion of investment in Serasa	-	284,725	284,725
Labor provision (Note 14)	(242,602)	-	(242,602)
Civil provision (Note 14)	(182,688)	-	(182,688)
Tax provision (Note 14)	(146,447)	-	(146,447)
Provision for credit losses	(47,000)	-	(47,000)
Other provisions (2)	(141,706)	-	(141,706)
Results from non-recurring events	(81,325)	284,725	203,400
________________________________________
(1)	The amounts are presented net of applicable taxes.
(2)	Include, principally, provision for assets receivable financial institution in process of liquidation.

Considering non-recurring events and the corresponding tax effects, operating income are as follows:

2007
Operating income before results from non-recurring events	1,983,526
Non-recurring events before tax effects	(561,706)

Operating income after non-recurring events	1,421,820

* * *

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 25, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer